Form 10-K, Exhibit 13
ACC CORP
filed 1995-03-31
CIK 783233

MANAGEMENT'S DISCUSSION AND ANALYSIS
        OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1994 COMPARED TO THE YEAR ENDED DECEMBER
31, 1993

REVENUE

        Toll revenue for the year ended December 31, 1994 increased by 17.6% to $118.3 million from $100.6 million in 1993. This increase was due to the continued expansion of the company's university program in the U.S., Canada, and the U.K., and growth in both the commercial and residential customer bases in Canada through affinity programs and expansion throughout western Canada. At December 31, 1994, the company had approximately 200,000 customers compared to approximately 98,000 at December 31, 1993, an increase of more than 100%.

        Billable long-distance minutes, which are a measure of the company's volume, increased 29.3% to 883 million for the year ended December 31, 1994 from 683 million minutes in 1993. This increase reflects the success of the company's sales and marketing programs in all geographic areas, particularly in Canada and the U.K. However, the rate of growth of billable minutes is higher than the rate of growth of toll revenue due to declining prices, on a per minute basis, in the Canadian long-distance marketplace attributable to increased competition. The company believes that prices will continue to decline slightly in 1995.

        For the year ended December 31, 1994, leased lines and other revenue increased by 52.8% to $8.1 million from $5.3 million in 1993. This increase was due to growth in data line sales in Canada as well as increased local service revenue generated through the University Program in the U.S.

        The following chart shows the total revenue contribution from each of the company's operating units (net of intercompany) as well as billable long distance minutes (in 000's):
                                      Year ended December 31,

                                        Percent                 Percent
Total revenue              1994         of Total       1993     of Total

United States            $54,599         43.2%        $45,150    42.6%

Canada                    67,728         53.6%         60,643    57.2%

United Kingdom             4,117          3.2%            153      .2%

Total                   $126,444        100%         $105,946   100%


Billable voice minutes

United States            445,619         50.5%        378,778    55.5%

Canada                   422,149         47.8%        304,295    44.5%

United Kingdom            15,225          1.7%          ---       ---

Total                    882,993        100%          683,073   100%


The following chart shows the breakout of customers by type for each operating unit as of December 31, 1994:


                  U.S.        CANADA          U.K.

Commercial       6,872       16,940           794
Residential     19,979       53,103           517
Student         59,213       33,492         9,556

Totals:         86,064      103,535        10,867


OPERATING EXPENSES

        Network costs increased to $79.4 million for the year ended December 31, 1994, from $70.3 million in 1993, due to the increase in billable long distance minutes. Network costs, as a percentage of revenue, decreased to 62.8% for the year ended December 31, 1994 from 66.3% in 1993 due to the company's increasingly efficient utilization of its leased facilities through economies of scale, reduced contribution rates in Canada, and a more favorable mix of traffic from increased residential and student usage during off peak hours.

        The following chart shows revenue and cost, on a per minute basis, for each operating unit, for the year ended December 31, 1994:

                              U.S.   CANADA   U.K.

Toll revenue per
billable minute              $0.115  $0.149  $0.268
Cost per billable
minute                       $0.070  $0.116  $0.177



        Depreciation and amortization expense increased to $9.0 million for the year ended December 31, 1994 from $5.8 million in 1993. This increase was primarily attributable to assets placed in service in the fourth quarter of 1993 and the first three quarters of 1994 related to the company's continued expansion of its network throughout Canada, the installation of switching centers in Vancouver, British Columbia, Syracuse, New York, and London, England, and increased on-site equipment at universities in the U.S. Expressed as a percentage of revenue, these costs increased to 7.1% in 1994 from 5.5% in 1993, reflecting the "up front" cost of installing equipment in these locations in anticipation of billable minute volume growth.

        Selling expenses for the year ended December 31, 1994 were $15.0 million compared with $9.1 million in 1993. This increase of 64.8% was primarily attributable to increased marketing costs and sales commissions associated with the rapid growth of the company's operations in Canada and in the U.K. During the year ended December 31, 1994, the company added over 100,000 customers compared to approximately 46,000 added in 1993. The total costs of the marketing effort related to these customers are reflected in the results for the year while the revenue generated by the majority of these customers (universities and students) did not begin until the end of the third quarter corresponding to the beginning of the fall semester for most colleges and universities.

        Expressed as a percentage of revenue, selling expenses were 11.9% for the year ended December 31, 1994 compared to 8.6% in 1993. This increase was primarily attributable to aggressively expanding the company's marketing territory into western Canada by constructing a switching center in Vancouver, British Columbia; opening sales offices in Calgary, Alberta and Winnipeg, Manitoba; and the start-up of a nationwide marketing campaign in the U.K. during the second half of 1994.

        General and administrative expenses for the year ended December 31, 1994 were $29.2 million compared with $19.7 million in 1993. This increase of 48.2% was primarily attributable to increased personnel costs and customer service costs associated with the growth of the company's customer bases in each country. Also included in general and administrative expenses for the year ended December 31, 1994 was approximately $3.0 million in start-up costs related to the company's entry into the local service market sector in New York State which occurred during the fourth quarter of 1994. Expressed as a percentage of revenue, general and administrative expenses were 23.1% for the year ended December 31, 1994 compared to 18.6% in 1993.


SPECIAL CHARGES

        During the third quarter of 1994, the company initiated the process of converting its network to equal access for its Canadian customers. Costs associated with this process included maintaining duplicate network facilities during transition, recontacting customers and the administrative expenses associated with accumulating the data necessary to convert the company's customer base to equal access. The company believes that equal access will allow it to reach a broader range of customers at a lower cost due to the elimination of autodialers and access codes. This process was completed during the fourth quarter of 1994 at a total cost of $2.2 million, which has been reflected as a charge to income from operations for the year ended December 31, 1994.


OTHER INCOME (EXPENSE)

        Net interest expense increased to $1.9 million for the year ended December 31, 1994, compared to $0.2 million in 1993, due primarily to the company's borrowings on lines of credit throughout 1994.

        On March 21, 1994, the company announced that it had signed a letter of intent to merge with LDDS Communications, Inc. (LDDS). While the company and LDDS were negotiating the terms of the definitive agreement, there were significant decreases in the market prices of the common stock of both companies that changed the economics of the transaction in such a way that made it necessary to reevaluate the terms of the proposed share exchange. The company and LDDS could not come to an agreement on this issue and terminated negotiations. The company had accumulated $0.2 million in expenses related to this transaction which it wrote off as terminated merger costs in 1994.

        Foreign exchange gains and losses reflect changes in the value of Canadian and British currencies relative to the U.S. dollar for amounts lent to these foreign subsidiaries. Foreign exchange rate changes resulted in a net gain of $0.2 million for the year ended December 31, 1994, compared to a $1.1 million loss in 1993 due to the company's program of hedging against foreign currency exposures for intercompany indebtedness which began at the end of 1993.

        During 1994, the company increased its income tax provision to provide for a valuation allowance equal to 100% of the amount of the company's foreign tax benefits which had been recorded at December 31, 1993. These benefits had been accrued based on the company's history of profitability in Canada. However, given the magnitude of the Canadian subsidiary's losses for 1994, the company believes that a valuation allowance is necessary to reflect the uncertainty of recognizing the income tax benefit of those losses in the future.

        Minority interest in loss of consolidated subsidiary reflects the portion of the company's Canadian subsidiary's income or loss attributable to the approximately 30% of that subsidiary's common stock that is publicly traded in Canada. For the year ended December 31, 1994, minority interest in loss of consolidated subsidiary increased to $2.4 million from $1.7 million in 1993 due to the increase in net losses generated by ACC TelEnterprises in 1994 when compared to 1993.

        During the third quarter of 1993, the company recorded a gain of $11.5 million, net of taxes, from the sale of the operating assets and liabilities of its cellular subsidiary, Danbury Cellular Telephone Co. The operating loss from these operations was $1.3 million for the year ended December 31, 1993.

        The company's net loss for the year ended December 31, 1994 was $11.3 million compared to net income of $11.9 million in 1993. The 1994 net loss is the result of the implementation of equal access in Canada, expansion into new markets in Canada, start-up costs related to the U.K. and local telephone service in the U.S., and the recording of the valuation allowance against deferred tax benefits. The 1993 net income was primarily attributable to the gain on the sale of the company's cellular assets.


YEAR ENDED DECEMBER 31, 1993 COMPARED TO THE YEAR ENDED DECEMBER
31, 1992

REVENUE

        Toll revenue for the year ended December 31, 1993 increased by 27.4% to $100.6 million from $79.0 million in 1992, while billable long distance minutes increased 43.8% to 683 million minutes in 1993 from 475 million minutes in 1992. These increases were primarily due to the growth of the company's Canadian operations and to the continued expansion of the company's university program in the U.S.

        Leased lines and other revenue increased 96.9% in fiscal 1993 to $5.3 million, compared to $2.7 million for the prior year, due to growth in data line sales in Canada as well as increased local service revenue generated through the U.S. university program.

        The following chart shows the total revenue contribution from each of the company's operating units, as well as billable long distance minutes (000's):

                                 Year ended December 31,

                                   Percent                    Percent
                        1993       of Total        1992       of Total
Total revenue

United States         $45,150       42.6%        $39,278       48.1%

Canada                 60,643       57.2%         42,402       51.9%

United Kingdom            153         .2%           ---         ---

Total                $105,946      100%          $81,680      100%


Billable voice minutes

United States         378,778       55.5%        305,400        64.3%

Canada                304,295       44.5%        169,600        35.7%

United Kingdom           ---         ---            ---          ---

Total                 683,073      100%          475,000       100%


        The following chart shows the breakout of customers by type for each operating unit as of December 31, 1993:

                          U.S.    CANADA     U.K.

Commercial               5,841    10,538     ---
Residential             12,172    23,266     ---
Student                 32,274    11,809    2,500
Totals:                 50,287    45,613    2,500


OPERATING EXPENSES

        Network costs increased 34.4%, to $70.3 million in 1993 from $52.3 million in 1992. This increase was related to the company's increased overall growth in long distance toll revenue and billable long distance minutes. Network costs as a percentage of revenue were 66.3% in 1993 compared to 64.0% in 1992. This increase was indicative of the higher costs associated with the growing Canadian operations. Beginning in the fourth quarter of 1992, the company was required to pay an increased level of contribution charges for access lines leased in Canada. While the rate of these charges was reduced somewhat during the second quarter of 1993, their effect for the year ended December 31, 1993 was to increase network costs by approximately $5.3 million from 1992.

        The following chart shows revenue and cost, on a per minute basis, for each operating unit for the year ended December 31, 1993:

                                        U.S.    CANADA
Toll revenue per billable minute       $0.115   $0.187
Cost per billable minute               $0.070   $0.134


        Depreciation and amortization expense increased to $5.8 million in 1993 from $3.9 million in 1992. This increase was primarily attributable to equipment related to the company's continued expansion of its network throughout Canada, increased on-site equipment at universities in the U.S. and the amortization of customer bases acquired throughout 1992 and 1993.

        Selling expenses increased 279.2% to $9.1 million for the year ended December 31, 1993, compared to $2.4 million in 1992. This increase was primarily attributable to the increased marketing costs associated with the initial rollout of the Canadian residential sales program in 1993. As a percentage of revenue, selling expenses were 8.6% in 1993 compared to 2.9% in 1992.

        General and administrative expenses increased 13.8% to $19.7 million for the year ended December 31, 1993 compared to $17.3 million in 1992. This increase was primarily attributable to $1.4 million of expenses incurred in 1993 related to the start-up of operations in the U.K. and the company's expansion in Canada. As a percentage of revenue, general and administrative expenses were 18.6% in 1993 compared to 21.1% in 1992.


SPECIAL CHARGES

        During the third quarter of 1993, the company wrote down the value of various assets by approximately $12.8 million. Included in this charge were the write-down of intangibles (customer bases and goodwill), organization costs of past acquisitions including receivables associated with the acquisitions, revaluation of dialer and station equipment in preparation for equal access in Canada, and a revaluation of the company's 180-mile microwave system. This write-down was included as a charge to income from operations for the year ended December 31, 1993.


OTHER INCOME (EXPENSE)

        Interest income decreased to $0.2 million in 1993 from $0.3 million in 1992, due primarily to reduced operating cash flow from long distance operations, offset somewhat by the investment of the proceeds of the company's sale of its cellular operations.

        Interest expense increased to $0.4 million in 1993 compared to $0.2 million in 1992, due primarily to short-term borrowings during the first half of 1993 used to finance the company's university program in the U.S.

        During the third quarter of 1993, the company completed an initial public offering of common stock of ACC TelEnterprises Ltd. in Canada. The company sold approximately 30% of this subsidiary's common stock to the public for approximately $22.0 million (Can.). This resulted in a net gain of $9.3 million (U.S.), after expenses related to the offering. The company does not anticipate additional offerings of this stock in the near term.

        Foreign exchange loss for 1993 was approximately $1.1 million, including $0.8 million due to the repayment of intercompany debt to the U.S. parent company, using the proceeds of ACC TelTenterprises Ltd.'s public offering. The loan had previously been considered of a long-term investment nature. The remaining $0.3 million in losses resulted from the normal recurring operations of the company. There were no material foreign exchange gains or losses in 1992.

        The company recognized an income tax benefit in 1993 of $3.7 million compared to an income tax provision of $2.3 million in 1992. The benefit recognized in 1993 is primarily attributable to the assets written down during the third quarter of 1993. Additionally, no deferred taxes were provided on the gain on sale of subsidiary stock due to the company's ability to defer taxable income on this transaction indefinitely. The company adopted the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" in 1993. The effect of adopting this statement was immaterial to the company's financial statements.

        During the third quarter of 1993, the company recorded a gain of $11.5 million, net of taxes, from the sale of the operating assets and liabilities of its cellular subsidiary, Danbury Cellular Telephone Co. The operating loss from these operations was $1.3 million in 1993 compared to $1.7 million in 1992.

        The company's net income was $11.9 million for fiscal 1993 compared to $1.9 million in fiscal 1992. This increase was primarily attributable to the gains on the sale of cellular operations and the sale of subsidiary stock, which were offset somewhat by the write-down of assets and foreign exchange losses recorded in 1993.


MERGER OF LOCAL EXCHANGE SUBSIDIARY

        In October, 1994, the company signed a letter of intent to merge its local exchange subsidiary, ACC National Telecom Corp., with US ONE Communications Corp. ("US ONE"). ACC will own 30 percent of the common stock of the newly formed entity. In return for its 30% ownership, the company will contribute its upstate New York local exchange operations including regulatory approvals, a switching center in Syracuse, New York, and its existing local service customers. The company will also provide the surviving entity with a line of credit of $3.5 million. The merger, which is subject to US ONE acquiring equity capital and regulatory approval, is expected to close during the first half of 1995.

        ACC National Telecom Corp. is currently generating operating losses of approximately $0.5 million per quarter which will be eliminated once the merger is completed. Subsequent to the merger, the company will reflect 30% of the net income or loss of US ONE as a non-operating item in its financial statements. The company anticipates that US ONE will have significant start up losses in 1995, however, the company will only recognize losses to the extent of its investment, which is estimated to be approximately $2.0 million at the time of the merger.


CAPITAL RESOURCES AND LIQUIDITY

        To date, the bulk of the company's working capital needs have been met through funds generated from operations and from the company's lines of credit. In addition, the company has used the proceeds from the public offering of ACC TelEnterprises Ltd. common stock and the sale of its cellular operations, both in 1993, to fund the expansion of its operations in Canada and the U.K., respectively.

        The company's principal need for working capital is to meet its selling, general and administrative expenses as its business expands. In addition, the company's resources have been used for asset additions, customer base acquisitions and the payment of dividends to its shareholders.

        Capital expenditures for fiscal 1994 were approximately
$20.7 million. Major capital expenditures in 1994 included the installation of switching centers in London, England, Vancouver, British Columbia, and Syracuse, New York. The company has also upgraded many of its existing switching centers and installed telephone PBX equipment and cable at various universities in exchange for long-term contracts.

        The company has various credit arrangements with banks consisting of lines of credit, equipment loans, and leasing arrangements. At December 31, 1994, the company had total borrowing capacity of $30.0 million from lines of credit, of which $26.6 million was outstanding, $0.2 million was reserved for letters of credit, and $3.2 million was available.

        Subsequent to December 31, 1994, the company obtained a commitment letter from a group of banks to enter into a financing agreement to convert its demand lines of credit into a $30.0 million term line of credit bearing an interest rate of prime plus one and one-half percent which expires on April 1, 1996. In accordance with the provisions of Financial Accounting Standards Board Statement No. 6, the outstanding lines of credit borrowings at December 31, 1994, under the agreements in effect as of that date, are included as a component of long-term debt. At December 31, 1994, after the classification of the lines of credit to long-term status, the company had a working capital deficit of approximately $2.5 million. Outstanding borrowings are collateralized by certain assets of the company and the proposed financing agreement contains certain financial covenants. While the company believes its cash flow from operations and this new financing are sufficient to meet the cash requirements of its current operations for at least the next twelve months, the company must obtain additional financing in order to grow at its historic rates and achieve its long-term objectives. The company is currently negotiating with several entities to obtain additional long-term debt and/or equity financing to support this future growth.



ACC CORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in 000's except share and per share data)
                                        December 31,                      December 31,
                                           1994                               1993
Current assets:
 Cash and cash equivalents                  $1,021                            $1,467
 Restricted cash                               272                               798
 Accounts receivable, net of allowance
  for doubtful accounts of $1,035 in
  1994 and $1,008 in 1993                   20,499                            16,005
 Other receivables                           5,433                             2,307
 Prepaid and other assets                    1,124                             1,900
  Total current assets                      28,349                            22,477

Property, plant and equipment:
 At cost                                    62,618                            39,482
 Less-accumulated depreciation and
  amortization                             (18,537)                          (12,406)
                                            44,081                            27,076

Other assets:
 Restricted cash                               157                             1,807
 Goodwill and customer base                  6,884                             5,318
 Deferred installation costs, net            1,639                             1,536
 Other                                       3,642                             3,504
                                            12,322                            12,165

   Total assets                            $84,752                           $61,718


Current liabilities:
 Lines of credit                           $  __                              $1,500
 Current maturities of
  long-term debt                             1,613                               924
 Accounts payable                           10,498                             2,737
 Accrued network costs                      10,443                             8,883
 Other accrued expenses                      8,053                             5,527
 Dividends payable                             208                             3,619
   Total current liabilities                30,815                            23,190

Deferred income taxes                        3,675                             1,356

Long-term debt                              29,914                             1,796

Minority interest                            1,262                             3,870

Shareholders' equity:
 Common stock, $.015 par value
  Authorized-50,000,000 shares
  Issued-7,652,601 in 1994 and
  7,537,472  in 1993                           115                               113
 Capital in excess of par value             20,070                            19,557
 Cumulative translation adjustment          (1,013)                             (565)
 Retained earnings                           1,524                            13,684
                                            20,696                            32,789

Less-
 Treasury stock, at cost (726,589 shares
   in 1994 and 710,048  in 1993)            (1,610)                           (1,283)
    Total shareholders' equity              19,086                            31,506

    Total liabilities and
    shareholders' equity                   $84,752                           $61,718

The accompanying notes to financial statements are an integral part of these balance sheets.


CONSOLIDATED STATEMENTS OF INCOME
(AMOUNTS IN 000'S, EXCEPT SHARE AND PER SHARE DATA)



For the Years Ended December 31,                                 1994          1993          1992
REVENUE:
 Toll revenue                                                $118,331      $100,646       $78,988
 Leased lines and other                                         8,113         5,300         2,692

                                                              126,444       105,946        81,680

OPERATING EXPENSES:
Network costs                                                  79,438        70,286        52,314
Depreciation and amortization                                   8,966         5,832         3,919
Selling expenses                                               15,032         9,128         2,409
General and administrative                                     29,196        19,679        17,250
Equal access costs                                              2,160             -             -
Asset write-down                                                    -        12,807             -
                                                              134,792       117,732        75,892

 Income (loss) from operations                                 (8,348)      (11,786)        5,788

OTHER INCOME (EXPENSE):
 Interest income                                                  124           205           276
 Interest expense                                              (1,989)         (420)         (197)
 Terminated merger costs                                         (200)            -             -
 Gain on sale of subsidiary stock                                   -         9,344             -
 Foreign exchange gain (loss)                                     169        (1,094)            -

                                                               (1,896)        8,035            79

 Income (loss) from continuing operations
 before provision for (benefit from) income taxes
 and minority interest                                        (10,244)       (3,751)        5,867

PROVISION FOR (BENEFIT FROM) INCOME TAXES                       3,456        (3,743)        2,267

 Minority interest in loss of
 consolidated subsidiary                                        2,371         1,661             -

 Income (loss) from continuing operations                     (11,329)        1,653         3,600

 Loss from discontinued operations (net of income tax benefit
 of $667 in 1993 and $878 in 1992)                                  -        (1,309)       (1,660)

 Gain on disposal of discontinued
 operations (net of income tax provision
 of $8,350)                                                         -        11,531             -

     NET INCOME (LOSS)                                       ($11,329)      $11,875        $1,940


Net income(loss) per common and common equivalent share:
  Continuing operations                                        ($1.60)        $0.24         $0.52
  Discontinued operations                                           -         (0.18)        (0.24)
  Gain on disposal of discontinued operations                       -          1.64             -

     NET INCOME (LOSS) PER COMMON AND
        COMMON EQUIVALENT SHARE                                ($1.60)        $1.70         $0.28

The accompanying notes to financial statements are an integral part of these statements.

Selected Consolidated Financial Data

The selected data presented below for and as of the end of each of the five years ended December 31, 1994, 1993, 1992, 1991, and 1990 are derived from the consolidated financial statements of the company, which statements have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports thereon. This data should be read in conjunction with the related consolidated financial statements and notes incorporated in this report.

CONSOLIDATED INCOME STATEMENT DATA                               1994          1993          1992          1991          1990
For the Years Ended December 31,
Revenue                                                      $126,444      $105,946       $81,680       $51,126       $37,560
Operating expenses before asset write-down and equal
        access costs                                          132,632       104,925        75,892        47,680        34,478
Equal access costs                                              2,160             -             -             -             -
Asset write-down                                                    -        12,807             -             -             -

Income (loss) from operations                                  (8,348)      (11,786)        5,788         3,446         3,082
Other income (expense)                                         (1,896)        8,035            79          (201)         (246)

Income (loss) before taxes                                    (10,244)       (3,751)        5,867         3,245         2,836
Provision for (benefit from) income taxes                       3,456        (3,743)        2,267         1,155         1,017
Minority interest in loss of consolidated subsidiary            2,371         1,661             -             -             -

Income (loss) from continuing operations                      (11,329)        1,653         3,600         2,090         1,819
Discontinued operations, net of tax                                 -        10,222        (1,660)       (1,197)            -

Net income (loss)                                            ($11,329)      $11,875        $1,940          $893        $1,819

Net income(loss) per common
and common equivalent share:
  Continuing operations                                        ($1.60)        $0.24         $0.52         $0.36         $0.35
  Discontinued operations                                           -          1.46         (0.24)        (0.21)            -

     Net income (loss)                                         ($1.60)        $1.70         $0.28         $0.15         $0.35


Weighted average number of shares                           7,068,481     7,024,925     6,882,033     5,801,769     5,181,608



CONSOLIDATED BALANCE SHEET DATA (1)                              1994          1993          1992          1991          1990
as of December 31,

Current assets                                                $28,349       $22,477       $16,251       $11,120        $6,583
Current liabilities                                            30,815        23,190        27,889        12,577         6,618
Net working capital deficit (2)                                (2,466)         (713)      (11,638)       (1,457)          (35)
Accounts receivable, net                                       20,499        16,005        14,104         9,540         4,800
Property and equipment, net                                    44,081        27,076        21,951        15,794        13,584
Total assets                                                   84,752        61,718        45,450        29,292        22,454
Short-term debt (2)                                             1,613         2,424        11,525         3,071           890
Long-term debt (2)                                             29,914         1,796        12,747         6,111         1,805
Shareholders' equity                                           19,086        31,506        22,711        21,670        12,201


(1) Balance sheet data from discontinued operations is excluded
(2) Subsequent to year-end 1994, the company signed a commitment letter with its banks to change the nature of the short-term debt to long-term. See Note 10 to Consolidated Financial Statements.


ACC CORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(AMOUNTS IN 000'S)
                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                            1994        1993         1992
Cash flows from operating activities:
 Net income (loss)                                        ($11,329)    $11,875      $1,940

 Adjustments to reconcile net income to net cash
 provided by operating activities:
   Depreciation and amortization                             8,966       5,832       3,941
   Deferred income taxes                                     5,411      (3,826)        154
   Non-cash compensation                                         -           -         200
   Minority interest in loss of consolidated subsidiary     (2,371)     (1,661)          -
   Gain on sale of subsidiary stock                              -      (9,344)          -
   Unrealized foreign exchange loss                            150         109           -
   Foreign exchange loss on repayment of intercompany
     debt                                                        -         760           -
   Gain on disposal of discontinued operations                   -     (11,531)          -
   Current income taxes on gain                                  -      (7,575)          -
   Loss from discontinued operations                             -       1,309       1,660
   Asset write-down                                              -      12,807           -
   (Increase)decrease in assets:
      Accounts receivable, net                              (5,019)     (3,184)     (4,767)
      Other receivables                                     (3,621)       (666)         62
      Prepaid and other assets                                 726      (1,798)       (637)
      Deferred installation costs                           (1,147)     (1,037)     (1,204)
      Other                                                 (2,206)       (961)       (641)
   Increase(decrease) in liabilities:
      Accounts payable                                       7,784        (607)      1,596
      Accrued network costs                                  1,754         738       2,224
      Other accrued expenses                                 1,995      (3,068)      3,233

        Total adjustments                                   12,422     (23,703)      5,821

        Net cash provided by (used in) operating activities  1,093     (11,828)      7,761

Cash flows from investing activities:
  Cash received from sale of discontinued operations         2,538      41,000           -
  Capital expenditures, net                                (20,682)    (17,594)     (8,891)
  Payments on notes receivable                                   -         244         (72)
  Acquisition of customer base                              (2,861)     (2,786)     (3,810)

    Net cash provided by (used in) investing activities    (21,005)     20,864     (12,773)

Cash flows from financing activities:
  Net (payments) borrowings under lines of credit           25,102      (8,536)      7,761
  Proceeds from long-term debt, other than lines of
                credit                                           -           -       6,918
  Repayment of long-term debt, other than lines of
        credit                                              (1,591)    (10,286)       (999)
  Repurchase of minority interest                             (226)          -           -
  Proceeds from issuance of common stock                       189      15,815         568
  Dividends paid                                            (4,241)       (816)       (710)

        Net cash provided by (used in) financing activities 19,233      (3,823)     13,538

Effect of exchange rate changes on cash                        233         (20)        108

Net increase (decrease) in cash from continuing operations    (446)      5,193       8,634

Cash used in discontinued operations                             -      (4,080)     (8,607)

Cash and cash equivalents at beginning of year               1,467         354         327

Cash and cash equivalents at end of year                    $1,021      $1,467        $354

Supplemental disclosures of cash flow information:
Cash paid during the year for:
  Interest                                                  $1,656      $1,847      $1,136

  Income taxes                                                $280      $8,633        $331

Supplemental schedule of noncash investing activities:

  Equipment purchased through capital leases                $3,077        $390      $1,634

  Other assets purchased with long-term debt                  $540           -           -

  Purchase of customer base with long-term debt                  -        $942           -

The accompanying notes to financial statements are an integral part of these statements.


CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992
(Amounts in 000's except share and per share data)
                                                            Capital in            Cumulative
                                         Common Stock       Excess of   Treasury  Translation  Retained
                                       Shares     Amount    Par Value     Stock   Adjustment   Earnings      Total

Balance, December 31, 1991          7,353,770       $110     $18,086    ($1,338)      ($24)     $4,837      $21,671

Stock options exercised                58,850          1         216         -          -          -            217
Stock grants                               -          -          222         55         -          -            277
Warrants exercised                     37,500          1         274         -          -          -            275
Dividends ($.11 per common share)          -          -           -          -          -         (735)        (735)
Cumulative translation adjustment          -          -           -          -        (933)         -          (933)
    Net income                             -          -           -          -          -        1,940        1,940

Balance, December 31, 1992          7,450,120       $112     $18,798    ($1,283)     ($957)     $6,042      $22,712

Stock options exercised                87,352          1         759          -          -           -          760
Dividends ($.62  per common share)          -          -           -          -          -      (4,233)      (4,233)
Cumulative translation adjustment           -          -           -          -        392           -          392
    Net income                              -          -           -          -          -      11,875       11,875

Balance, December 31, 1993          7,537,472       $113     $19,557    ($1,283)     ($565)    $13,684      $31,506

Stock options exercised               102,375          2         363          -          -           -          365
Employee stock purchase plan shares
        issued                         12,754          -         150          -          -           -          150
Repurchase of shares to exercise
        options                             -          -           -       (327)         -           -         (327)
Dividends ($.12 per common share)           -          -           -          -          -        (831)        (831)
Cumulative translation adjustment           -          -           -          -       (448)          -         (448)
   Net loss                                 -          -           -          -          -     (11,329)     (11,329)

Balance, December 31, 1994          7,652,601       $115     $20,070    ($1,610)   ($1,013)     $1,524      $19,086

The accompanying notes to financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        A.      Principles of Consolidation:

        The consolidated financial statements include all accounts of ACC Corp. (the company) and its principal operating subsidiaries, which include: ACC Long Distance Corp., ACC TelEnterprises Ltd. (parent company of ACC Long Distance Ltd.), ACC Long Distance UK Ltd., ACC National Telecom Corp., and
ACC Local Fiber Corp. All operating subsidiaries are wholly-owned, with the exception of ACC TelEnterprises Ltd. (See B. below). All significant intercompany accounts and transactions have been eliminated.

        The accompanying consolidated financial statements reflect the results of operations of acquired companies since their respective acquisition dates.

        B.      Sale of Subsidiary Stock:

        On July 6, 1993, the company's then wholly-owned Canadian subsidiary, ACC TelEnterprises Ltd., completed an initial public offering of 2 million common shares for $11.00 (Can.) per share. The company received net proceeds of approximately $20.7 million (Can.) after underwriters' fees and before other direct costs of the offering of $1.3 million (Can.). As a result of the offering, ACC Corp.'s ownership was reduced to approximately 70 percent.

         The company recognized a gain of $9.3 million (U.S.) after related expenses on this transaction due to the increase in the carrying amount of the company's investment in ACC TelEnterprises Ltd. No deferred taxes have been provided for on this gain as the company has the ability to defer the recognition of taxable income related to this transaction indefinitely.

        Minority interest represents the approximately 30 percent non-company owned shareholder interest in ACC TelEnterprises Ltd.'s equity primarily resulting from the 1993 public offering. Assuming the sale of subsidiary stock occurred on January 1, 1993, then, on a pro forma basis, the minority interest in loss of the consolidated subsidiary would have been approximately $1.6 million for the year ended December 31, 1993. This pro forma information has been prepared for comparative purposes only. During 1994, the company repurchased 58,300 shares of ACC TelEnterprises Ltd. stock for approximately $3.69 per share.

        C.      Revenue:

        The company records as revenue the amount of communications services rendered, as measured by the related minutes of traffic processed, after deducting an estimate of the traffic which will neither be billed nor collected.

        D.      Property, Plant, and Equipment:

        The company's property, plant, and equipment consisted of the following at December 31 (000's):


                                          1994                    1993

                Equipment               $53,700                 $34,447
                Computer Software         4,648                   2,451
                Other                     5,270                   2,584

                TOTAL                   $62,618                 $39,482

        Depreciation and amortization of property, plant, and equipment is computed using the straight-line method over the following estimated useful lives:


Leasehold improvements                          Life of lease
Equipment, including assets under
 capital leases                                 2 to 15 years
Computer software                               5 to 10 years
Office equipment and fixtures                   3 to 10 years
Vehicles                                              3 years


        Equipment and computer software includes assets financed under capital lease obligations. A summary of these assets at December 31, is as follows (000's):


                                         1994            1993

        Cost                            $7,360          $4,283
        Accumulated amortization        (3,482)         (2,797)

        TOTAL                           $3,878          $1,486



        Betterments, renewals, and extraordinary repairs that extend the life of the asset are capitalized; other repairs and maintenance are expensed.
The cost and accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss on disposition recognized in income.

        E.      Deferred Installation Costs:

        Costs incurred for the installation of local access lines are amortized on a straight-line basis over a three-year period which represents the estimated useful life of these lines. Accumulated amortization of deferred installation costs totaled approximately $3.3 million and $2.4 million at December 31, 1994 and 1993, respectively.

        F.      Goodwill and Customer Base:

        All of the company's acquisitions have been accounted for as purchases and, accordingly, the purchase prices were allocated to the assets and liabilities of the acquired companies based on their fair values at the acquisition date. The excess of the purchase price over the net assets acquired related to these acquisitions approximated $2.1 million at December 31, 1992, and was being amortized as goodwill on a straight-line basis over 10 to 20 years. Accumulated amortization of goodwill approximated $1.2 million at December 31, 1992. During the third quarter of 1993, the company evaluated all of its intangible assets and wrote off the remaining balance of this goodwill as described in Note 2.

        The company amortizes acquired customer bases on a straight-line basis over 5 to 7 years. Accumulated amortization of customer base totaled $1.7 million and $0.7 million at December 31, 1994 and 1993, respectively.

        The company continually evaluates its intangible assets in light of events and circumstances that may indicate that the remaining estimated useful life may warrant revision or that the remaining value may not be recoverable. When factors indicate that intangible assets should be evaluated for possible impairment, the company uses an estimate of the undiscounted cash flow over the remaining life of the intangible asset in measuring whether that asset is recoverable.

        G.      Common and Common Equivalent Shares:

        Per share amounts are computed on the basis of the weighted average number of common and common equivalent shares outstanding during the period. Common Stock equivalents include options calculated using the treasury stock method and warrants using the if-converted method. Fully diluted earnings per share are not materially different from primary earnings per share.
The weighted average number of shares outstanding for the year ended December 31, is computed as follows:

                                  1994            1993            1992

Weighted average
number outstanding:
Common shares                   6,911,185       6,804,555       6,666,407
Common equivalent shares          157,296         220,370         215,626
                                7,068,481       7,024,925       6,882,033


All references to common and common equivalent shares have been retroactively restated to reflect a February 4, 1993 three-for-two stock dividend.

        H.      Foreign Currency Translation:

        Assets and liabilities of ACC TelEnterprises Ltd. and ACC Long Distance UK Ltd., operating in Canada and the United Kingdom, respectively, are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the period. The effects of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are included as part of the Cumulative Translation Adjustment component of Shareholders' Equity, while gains and losses resulting from foreign currency transactions are included in net income. In 1993, the company recognized a foreign exchange loss of approximately $0.8 million due to the repayment of intercompany debt from its Canadian subsidiary. This debt had previously been considered of a long-term investment nature and gains and losses had been included in Cumulative Translation Adjustment on the company's balance sheet.

        I.      Income Taxes:

        The company adopted Statement of Financial Accounting Standards
(SFAS) 109 "Accounting for Income Taxes" in 1993. Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. The cumulative effect of this change was not material to the financial statements of the company.

        J.      Cash Equivalents and Restricted Cash:

        The company considers investments with a maturity of less than 3 months to be cash equivalents.

        Under the terms of the agreement to sell the company's cellular operations, $2.0 million of the purchase price had been placed in an escrow account. This amount was included in restricted cash on the company's balance sheet at December 31, 1993 and was distributed to the company in October, 1994.

        In connection with an agreement described in Note 7, the company had placed approximately $0.6 million in an escrow account. This amount was included in restricted cash on the accompanying balance sheet at December 31, 1993. During 1994, approximately $0.2 million of this amount was paid to an officer of the company. The remaining amount of $0.4 million is included on the accompanying balance sheet at December 31, 1994.

        K.      Currency Forward Contracts:

        The company enters into contracts to buy and sell foreign currencies in the future in order to protect the U.S. dollar value of certain currency positions and future foreign currency transactions. The company does not engage in speculation. The gains and losses on these contracts are included in income in the period in which the exchange rates change. The discounts and premiums of the forward contracts are amortized over the life of the contracts.

        At December 31, 1994, the company had foreign currency contracts outstanding to sell forward the equivalent of $19.0 million of Canadian dollars and $7.9 million of pounds sterling and to buy forward the U.S. dollar equivalent of $2.4 million of pounds sterling. These contracts mature throughout 1995.

        At December 31, 1993, the company had one foreign currency contract outstanding to sell forward the equivalent of $7.5 million of Canadian dollars. The aggregate fair value, based on published market exchange rates, of foreign currency contracts at December 31, 1994 and 1993, was $22.7 million and $5.6 million, respectively.

        L.      Reclassifications:

        Certain reclassifications have been made to previously reported balances for 1993 and 1992 to conform to the 1994 presentation.

2.      Operating Information

        As shown in the accompanying consolidated financial statements, the company has incurred a consolidated net loss from operations of approximately $11.3 million for the year ended December 31, 1994 and has a working capital deficit of approximately $2.5 million as of December 31, 1994 after classification of lines of credit as long-term debt due to the company's obtaining a commitment letter to enter into a new financing agreement subsequent to year-end (see Note 10).

        The company provides 24-hour long distance telephone service to commercial and residential subscribers in the northeastern United States and throughout Canada and the United Kingdom through existing communications networks leased by the company. Service is provided to all points in the United States, Canada, and the United Kingdom, as well as over 249 other international destinations.

        At December 31, 1994, approximately $12.0 million of the company's telecommunications equipment was located on 25 university, college, and preparatory school campuses in the northeastern United States. Each of these institutions has signed agreements, with minimum terms ranging from three to eleven years, for the provision of a variety of services by the company.

        Concentrations with respect to trade receivables are limited due to the large number of customers comprising the company's customer base and their dispersion across many different industries and geographies.

        A.      Discontinued Operations:

        In 1993, the company recorded a gain of $11.5 million or $1.64 per share, net of a provision for income taxes of $8.4 million, related to the sale of the operating assets and liabilities of its cellular subsidiary, Danbury Cellular Telephone Co. The proceeds of the sale were approximately $43.0 million, of which $41.0 million was received in October, 1993, with the remaining $2.0 million to be held in escrow with payments scheduled through April, 1995. In October, 1994, the company received $2.0 million in complete settlement of the escrow agreement. The results of the cellular business segment have been reported separately as discontinued operations in the consolidated statements of income.

        Summarized results of the cellular business segment are as follows (000's):

                           Nine Months ended         Year ended
                              September 30,          December 31,
                                1993                    1992

Revenue                         $3,891                 $3,993
Loss before income taxes        (1,976)                (2,538)
Benefit from income taxes          667                    878
Net loss                       ($1,309)               ($1,660)


The results of the cellular business segment for the nine months ended September 30, 1993 included approximately $0.8 million of corporate interest expense related to that segment.

        B.      Asset Write-Down:

        In 1993, the company recorded a non-cash pretax charge of $12.8 million related to write-downs of certain assets of the company's U.S. and Canadian operations. The U.S. write-downs included goodwill, customer base, and fixed assets. The write-down of intangibles amounted to approximately $1.2 million. The intangibles written off resulted from the acquisition of a number of businesses since 1985. Changes in the company's operations since those companies were acquired, as well as an evaluation of the future undiscounted cash flow from those acquisitions, led the company to the conclusion that the purchased intangibles no longer had value.

        The write-down of fixed assets in the U.S. totaled approximately $5.1 million which represented the excess of net book value over estimated recoverable value for certain assets. These assets were written down due to technological changes which made it uneconomical for the company to continue to use these assets in the production of revenue. Included in this amount was approximately $3.0 million of equipment related to the company's 180 mile microwave network in New York State.

        The Canadian write-down included approximately $2.8 million for acquired customer base and accounts receivable and $3.8 million for autodialing equipment. The write-down of the customer base and accounts receivable was due to the future undiscounted cash flow from those acquisitions being significantly less than originally anticipated.

        The write-down of autodialing equipment reflected the excess of net book value over estimated recoverable value for those assets as a direct effect of the decision of the Canadian Radio-television and Telecommunications Commission on July 23, 1993, which resulted in the implementation, starting in July, 1994, of equal access for companies in Canada. These assets were fully depreciated at December 31, 1994.

        C.      Equal Access Costs:

        During 1994, the company initiated the process of converting its network to equal access for its Canadian customers. Costs associated with this process were approximately $2.2 million and include maintaining duplicate network facilities during transition, recontacting customers, and the administrative expenses associated with accumulating the data necessary to convert the company's customer base to equal access.

        D.      Merger of Local Exchange Subsidiary:

        In October, 1994, the company signed a letter of intent to merge its local exchange subsidiary, ACC National Telecom Corp., with US ONE Communications Corp. US ONE Communications will be the name of the surviving company and the company will own 30% of the common stock of the newly formed entity. The merger, which is subject to US ONE acquiring equity capital and regulatory approval, is expected to close during the first half of 1995.

        In return for its 30% ownership, the company will contribute its upstate New York local exchange operations including regulatory approvals, a switching center in Syracuse, New York, and its existing local service customers. The company will also provide the surviving entity with a line of credit of $3.5 million.

3.      Long-Term Debt, Lines of Credit, and Financing Arrangements

        A.      Long-Term Debt:

        The company had the following long-term debt outstanding as of December 31, (000's):
                                                      1994            1993

Lines of credit                                      $26,602          $ --

Capitalized lease obligations payable in
        total monthly installments of $183 including
        interest rates ranging from 7% to 14%,
        maturing through 1999, collateralized by
        related equipment                              4,925           2,134

Note payable to Agent bearing interest at 8%,
        for purchase of customer base                    ---             586
                                                     $29,914          $1,796


Maturities of long-term debt,
        including capital lease obligations,
        are as follows at December 31, 1994:

                YEAR            AMOUNT

                1995            $ 1,613
                1996             28,194
                1997              1,024
                1998                554
                1999                142
                Thereafter          ---
                                $31,527


        B.      Lines of Credit:

        As of December 31, 1994, the company may borrow up to $30.0 million under two separate bank-provided line of credit agreements. Subsequent to December 31, 1994, the company obtained a commitment letter to enter into a new financing agreement to extend its lines of credit for a period greater than twelve months. In accordance with the provisions of Financial Accounting Standards Board Statement No. 6, the outstanding lines of credit borrowings at December 31, 1994 have been classified as long-term debt.

        One agreement is an unsecured working capital line for up to $15.0 million at the bank's prime rate. Outstanding principal under this line of credit is due on demand. At December 31, 1994, the company had available approximately $3.1 million under this line of credit. The weighted average interest rate for borrowings during 1994 and 1993 was 7.42% and 6.49%, respectively. This agreement is subject to at least annual renewal and is scheduled for renewal in June, 1995.

        In 1993, the company entered into a line of credit agreement with a bank to borrow up to $11.0 million at the bank's prime rate plus 1% until the company completed the public offering of ACC TelEnterprises Ltd. common stock in July. The line was then reduced to $6.0 million. During 1994, this line of credit was increased to $15.0 million. Outstanding principal under this facility is due on demand. At December 31, 1994, the company had available $66,000 under this line of credit. The weighted average interest rate for borrowings during 1994 and 1993 was 7.8% and 7.0%, respectively.

        These lines of credit are guaranteed by ACC Long Distance Corp.

4.      Income Taxes

        Effective January 1, 1993, the company changed its method of accounting for income taxes from the deferred method to the liability method required by SFAS No. 109, "Accounting for Income Taxes." As permitted under the rule, prior years' financial statements have not been restated. The cumulative effect of adopting this Statement as of January 1, 1993 was immaterial to net income.

        The following is a summary of the U.S. and non-U.S. income (loss) from continuing operations before provision for (benefit from) income taxes and minority interest, the components of the provision for (benefit from) income taxes and deferred income taxes, and a reconciliation of the U.S. statutory income tax rate to the effective income tax rate:


Income (loss) from continuing operations before provision for (benefit from) income taxes and minority interest (000's):

                          1994            1993            1992

U.S.                      $1,301         $6,177         $4,261
Non-U.S.                 (11,545)        (9,928)         1,606
                        ($10,244)       ($3,751)        $5,867

Provision for (benefit from) income taxes (000's):


                        Liability        Liability         Deferred
                          Method           Method            Method
                            1994             1993              1992

Current:  U.S.           ($  867)               ---            $1,479
          Non-U.S.           ---            ($  410)              410
                         ($  867)           ($  410)           $1,889

Deferred: U.S.             1,298               (865)               38
          Non-U.S.         3,025             (2,468)              340
                           4,323             (3,333)              378
                          $3,456            ($3,743)           $2,267

Provision for (benefit from) deferred income taxes (000's):

                               Liability          Liability       Deferred
                                 Method             Method          Method
                                 1994               1993            1992

Difference between tax and
book depreciation and
amortization                    $2,178             ($2,023)        $ 465

Difference between tax and
book basis of assets written
down                               ---              (1,298)          ---

Valuation allowance              6,851                 603           ---

Software development costs         502                 ---           ---

Other temporary differences        171                 (12)          (87)

Net operating loss              (5,379)               (603)          ---

                                $4,323             ($3,333)         $378



Reconciliation of U.S. statutory income tax rate to effective income tax rate:

                                Liability          Liability         Deferred
                                 Method             Method            Method
                                  1994               1993              1992

U.S. statutory income tax rate  (34.0%)            (35.0%)           34.0%

Non-deductible goodwill and
customer base                     1.2               20.3              0.6

Foreign income taxes,
including valuation allowance    66.6               (2.4)             3.0

Gain on sale of subsidiary
stock                             ---              (87.2)             ---

Other                             ---                4.5              1.1

Effective income tax rate        33.8%             (99.8%)           38.7%


        Deferred income tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 1994, the company had unused tax benefits of approximately $6.0 million related to non-U.S. net operating loss carryforwards totaling $15.2 million for income tax purposes, of which $7.7 million have an unlimited life, $2.5 million expire in 2000, and $5.0 million expire in 2001. In addition, the company had $1.5 million of deferred tax assets related to non U.S. temporary differences. The valuation allowance was increased by $6.9 million to approximately $7.5 million to offset the related non-U.S. deferred tax assets due to the uncertainty of realizing the benefit of the non-U.S. loss carryforwards.

        The following is a summary of the significant components of the company's deferred tax assets and liabilities as of December 31, 1994 (000's):

                                                 1994            1993
Deferred tax assets:

Depreciation and amortization - non U.S.       $1,472          $1,330

Deferred compensation                             145             204

Other non-deductible reserves and accruals        199             813

Non-U.S. operating loss carryforwards           5,982             603

Less - valuation allowance for non-U.S.
        deferred tax assets                    (7,454)           (603)

Net deferred tax assets                          $344          $2,347

Deferred tax liabilities:

Depreciation and amortization                  (3,675)         (1,356)
                                              ($3,331)           $991


5.      Common Stock

        In June, 1993, the company's shareholders approved an amendment to the company's certificate of incorporation increasing the number of shares of common stock the company is authorized to issue to 50 million shares.

        A.      Employee Stock Option Plan:

        In October, 1994, the company's shareholders approved an amendment to the Employee Stock Option Plan whereby options to purchase an aggregate of 2 million shares of common stock may be granted to officers and key employees of the company. The exercise price of the stock options must not be less than the market value per share at the date of grant, and no options shall be exercisable after ten years and one day from the date of grant. Options generally become exercisable on a pro-rata basis over a four-year period beginning one year after the date of grant.

        Changes in the status of the stock option plan during 1994, 1993, and 1992 are summarized as follows:

                                  1994            1993            1992
Options outstanding at
     beginning of year            464,125         531,000         334,850
Options granted                   655,000         145,000         255,000
Options exercised                (102,375)        (87,375)        (58,850)
Options forfeited                (231,500)       (124,500)          ---
Options outstanding at
        end of year               785,250         464,125         531,000
Number of options at
end of year:
        Exercisable               193,125         196,125         135,750
        Available for grant       302,303         375,803         396,303

Range of prices:
Granted during year            $14.25-19.25    $15.00-19.75     $9.67-11.33
Outstanding at end of year      $2.83-19.75     $2.83-19.75     $2.83-11.33
Exercised during the year       $3.30-11.33     $2.83-10.92     $2.25-3.30


        B.      Employee Stock Purchase Plan:

        In October, 1994, the company's shareholders approved an employee stock purchase plan which allows eligible employees to purchase shares of the company's common stock at 85% of market value on the date on which the annual offering period begins or the last business day of each calendar quarter in which shares are purchased during the offering period, whichever is lower. Common stock reserved for future employee purchases aggregated 487,246 shares at December 31, 1994. There were 12,754 shares issued at an average price of $11.89 per share during the year ended December 31, 1994. There have been no charges to income in connection with this plan other than incidental expenses related to the issuance of shares.

        C.      Warrants:

        In 1991, a warrant to purchase 37,500 common shares at $7.33 per share was granted to a consultant for research and analysis performed for the company. This warrant was exercised in 1992.

        D.      Stock Grants:

        In 1992, the company granted a total of 30,444 common shares to several officers of the company. The fair market value of the shares at the date of grant approximated $0.3 million and was reflected as compensation expense in 1992. These shares were issued from the company's treasury stock.

6.      Treasury Stock

        In 1992, the company granted the total of 30,444 common shares noted above. These shares were issued from treasury stock at an average cost of $1.81 per share.

        In January, 1994, an officer of the company exercised stock options to acquire 99,000 shares of the company's common stock at $3.30 per share by delivering to the company 16,542 common shares at the then current market price of $19.75 per share.

        The average cost of all treasury stock currently held by the company is $2.22 per share.


7.      Commitments and Contingencies

        A.      Operating Leases:

        The company leases office space and other items under various agreements expiring through 2004. At December 31, 1994, the minimum aggregate payments under non-cancelable operating leases are summarized as follows (000's):

                        Year                    Amount

                        1995                   $2,389
                        1996                    2,379
                        1997                    2,202
                        1998                    2,123
                        1999                    1,986
                        Thereafter              7,433
                                              $18,512


        B.      Employment and Other Agreements:

        The company has entered into employee continuation incentive agreements with certain key management personnel. These agreements provide for continued compensation for a period equal to the lesser of one year or until the individual finds new employment, in the event of a change in control of the company. At December 31, 1994, the company's maximum potential liability under these agreements totaled approximately $2.9 million.

        In connection with the sale of its cellular assets, the company has entered into an agreement with one of its officers. The agreement calls for a fee of approximately $0.6 million to be paid as a result of the closing of the sale of the company's cellular assets. This amount was placed in an escrow account at the time of the sale. The agreement requires, among other things, that the officer remain an employee of the company through July 1, 1996. During the year the officer had an outstanding loan from the company in the amount of $0.2 million. Subsequent to year-end, the agreement was amended to accelerate the vesting provisions and funds from the escrow account were used to repay the loan.

        C.      Purchase Commitment:

        In 1993, ACC Long Distance Ltd. entered into an agreement with one of its vendors to lease long distance facilities totaling a minimum of $1.0 million (Can.) per month for eight years. The company currently leases more than $1.0 million (Can.) per month of such facilities from this vendor. This commitment allows the company to receive up to a 60 percent discount on certain monthly charges from this vendor.

        D.      Defined Contribution Plans:

        The company provides a defined contribution 401(k) plan to substantially all U.S. employees. Amounts contributed to this plan by the company were $167,000, $137,000, and $19,000 in 1994, 1993 and 1992, respectively. The company's Canadian subsidiary provides a registered retirement savings plan to substantially all Canadian employees. Amounts contributed to the plan by the company were $62,000 (Can.) and $28,000 (Can.) in 1994 and 1993, respectively.

        E.      Legal Matters:

        The company is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liability will not have a material adverse effect on the company's financial condition or results of operations.


8.      Geographic Area Information (000's)

        Year ended December 31, 1994:

              United              United
              States     Canada   Kingdom    Eliminations    Consolidated

Revenue from
unaffiliated
customers       $54,599    $67,728   $4,117       $ ---          $126,444

Intercompany
revenue           6,698      2,175    1,004       (9,877)           ---

Total revenue   $61,297    $69,903   $5,121      ($9,877)        $126,444

Income (loss)
from continuing
operations before
income taxes    $ 1,300    ($5,742) ($5,802)        ---          ($10,244)

Identifiable assets
at December
31, 1994       $119,325    $30,073  $10,422     ($75,068)         $84,752


        Year ended December 31, 1993:

                United              United
                States     Canada   Kingdom    Eliminations    Consolidated

Revenue from
unaffiliated
customers       $45,150    $60,643     $153       $  ---         $105,946

Intercompany
revenue           9,039      2,939      185      (12,163)            ---

Total revenue   $54,189    $63,582     $338     ($12,163)        $105,946

Income (loss)
from continuing
operations before
income taxes    $ 6,177    ($8,150) ($1,778)         ---         ($ 3,751)

Identifiable assets
at December
31, 1993       $142,821   $ 28,620   $1,832    ($111,555)        $ 61,718


        Year ended December 31, 1992:

                        United
                        States      Canada      Eliminations    Consolidated

Revenue from
unaffiliated
customers               $39,278    $42,402        $   ---          $81,680

Intercompany
revenue                  11,002      2,153        (13,155)             ---

Total revenue           $50,280    $44,555       ($13,155)         $81,680

Income (loss)
from continuing
operations before
income taxes             $4,261     $1,606         $   ---          $5,867

Identifiable assets
at December
31, 1992                $57,644    $26,324       ($17,132)         $66,836


Intercompany revenue is recognized when calls are originated in one country and terminated in another country over the company's leased network. This revenue is recognized at rates similar to those of unaffiliated companies. Income from continuing operations before income taxes of the Canadian and United Kingdom operations includes corporate charges for general corporate expenses and interest. There were no significant U.K. operations prior to 1993.

9.      Related Party Transactions

        In February, 1994, the company's Board of Directors approved a plan to move the company's headquarters to a new facility in Rochester, New York. The new location is in a building owned by a partnership in which the company's Chairman has a fifty percent ownership interest. A special committee of the company's Board of Directors reviewed the lease to ensure that the terms and conditions were at arms-length prior to approval of the plan. Minimum monthly lease payments for this space range from $44,000 to $60,000 over the ten year term of the lease, which began on May 1, 1994.
The company also pays a pro-rata share of maintenance costs. Total rent and maintenance payments under this lease were approximately $0.2 million during 1994.

     During 1994, the company entered into an agreement with a software development company of which the company's Chairman is the majority shareholder. The agreement calls for the development of certain customized telecommunications software to be licensed to the company. The agreement requires the company to pay approximately $0.4 million over an eight month period. Through December 31, 1994, payments totaling $0.1 million had been made under this agreement.


10.     Subsequent Event

        Subsequent to December 31, 1994, the company obtained a commitment letter from a group of banks to enter into a financing agreement to convert its demand lines of credit into a $30.0 million term line of credit bearing an interest rate of prime plus one and one-half percent which expires
April 1, 1996. Outstanding borrowings on this facility are collateralized by certain assets of the company and the proposed agreement also contains certain financial covenants.


        REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of ACC Corp.:

        We have audited the accompanying consolidated balance sheets of ACC Corp. (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluatiing the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACC Corp. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                                  /s/ Arthur Andersen LLP
Rochester, New York
March 30, 1995


Supplemental Information

Selected Quarterly Financial Data
 (unaudited)

For the year ended December 31, 1993:
                                                  First         Second         Third      Fourth
                                                  Quarter       Quarter        Quarter    Quarter
Revenue                                           $24,897       $24,040        $25,949    $31,060
Revenue less network costs                          8,367         8,843          7,286     11,164
Income (loss) from:
Continuing operations                                 813           895           (268)       213
Discontinued operations                              (486)         (362)          (451)       (10)
Gain on disposal of discontinued operations             -             -              -          -
Net income (loss)                                    $327          $533          ($719)      $203

Net income(loss) per common
and common equivalent share:
  Continuing operations                             $0.12         $0.13         ($0.04)     $0.03
  Loss from discontinued operations                 (0.07)        (0.05)         (0.06)        -
  Gain on disposal of discontinued operations          -             -              -          -

Net income (loss) per share                         $0.05         $0.08          $1.54      $0.03

For the year ended December 31, 1994:

                                                  First         Second         Third      Fourth
                                                  Quarter       Quarter        Quarter    Quarter
Revenue                                           $32,335       $28,807        $28,409    $36,893

Revenue less network costs                         11,970         9,933         10,660     14,443
Income (loss) from:
Continuing operations                                 346        (1,024)        (8,456)    (2,195)
Discontinued operations                                 -             -              -          -
Gain on disposal of discontinued operations             -             -              -          -
Net income (loss)                                    $346       ($1,024)       ($8,456)   ($2,195)

Net income(loss) per common
and common equivalent share:
  Continuing operations                             $0.05        ($0.15)        ($1.20)    ($0.30)
  Loss from discontinued operations                    -             -              -          -
  Gain on disposal of discontinued operations          -             -              -          -

Net income (loss) per share                         $0.05        ($0.15)        ($1.20)    ($0.30)

Investor Information

Common Stock Transfer Agent and Registrar
KeyCorp Shareholder Services, Inc.
127 Public Square, 15th Floor
Cleveland, Ohio 44114-1306

NASDAQ Information
ACC Corp.'s stock trades on The NASDAQ Stock Market under the symbol ACCC.

   Price Range

                                             Sale Price

Quarter Ended:                           High            Low
December 31, 1994                       19              13-3/4
September 30, 1994                      19-3/4          12-3/4
June 30, 1994                           24-1/4          13
March 31, 1994                          26-1/4          17
December 31, 1993                       22-1/2          17-1/4
September 30, 1993                      19-1/2          12-1/4
June 30, 1993                           16-3/4          10-1/2
March 31, 1993                          25-1/2          14-1/4


Note: The information presented above has been adjusted to reflect a 3 for 2 stock dividend that was distributed on February 4, 1993. On February 28, 1995, the closing price for the Company's stock was $16.50 per share as published in The Wall Street Journal.

Dividend and Shareholder Information

ACC Corp. paid a dividend on its common stock of $.50 per share in January, 1994 and $.03 per share in February, May, August, and November 1994, and in February, May, August, and November 1993. As of February 28, 1995 the company had approximately 5,000 shareholders of its common stock, based upon the number of shareholders of record and the number of beneficial owners holding its shares in street name at brokerage firms and banks as reported by its proxy solicitor.

Additional Information

To obtain additional information about the Company, its finances, operations, or services, or to acquire a copy of the ACC Corp. Form 10K annual report to the Securities and Exchange Commission, contact the Chief Financial Officer, ACC Corp., 400 West Avenue, Rochester, New York, 14611. Or, call the ACC Investor Relations Hotline at (716) 987-3400.

Free copies of ACC Corp. news releases are available by fax by calling Company News on Call at 1-800-758-5804, extension 007207.