Form 10-K, Exhibit 13
period 1996-12-31
ACC CORP
filed 1997-03-27
CIK 783233

Selected Consolidated Financial Data

The selected data presented below for and as of the end of each of the five years ended December 31, 1996, 1995, 1994, 1993,and 1992 are derived from the consolidated financial statements of the company, which statements have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports thereon. This data should be read in conjunction with the related consolidated financial statements and notes appearing in this report.

CONSOLIDATED INCOME STATEMENT DATA
For the Years Ended December 31,              1996        1995 (1)        1994          1993          1992
(Amounts in 000s except per share data)


Revenue                                    $308,767      $188,866      $126,444      $105,946       $81,680
Operating expenses before asset write-down
     and equal access costs                 294,543       188,648       132,598       104,925        75,892
Equal access costs                          -             -               2,160       -                   -
Asset write-down                            -             -             -              12,807             -


Income (loss) from continuing operations before
     taxes and minority interest             10,859        (4,825)      (10,244)       (3,751)        5,867
Provision for (benefit from) income taxes     2,185           396         3,456        (3,743)        2,267
Minority interest in (earnings) loss of
     consolidated subsidiary                   (909)         (133)        2,371         1,661       -

Income (loss) from continuing operations      7,765        (5,354)      (11,329)        1,653         3,600
Discontinued operations, net of tax         -             -             -              10,222        (1,660)

     Net income (loss)                       $7,765       ($5,354)     ($11,329)      $11,875        $1,940

Net income(loss) per common
and common equivalent share:
  Continuing operations                        0.34         (0.50)        (1.07)         0.16          0.35
  Discontinued operations                      0.00          0.00          0.00          0.97         (0.16)
     Net income (loss)                         0.34         (0.50)        (1.07)         1.13          0.19

Weighted average number of common shares 15,641,119    11,684,829    10,602,722    10,537,388    10,323,050

CONSOLIDATED BALANCE SHEET DATA (2)           1996        1995 (1)        1994          1993          1992
as of December 31,
(Amounts in 000s except per share data)



Current assets                              $61,933       $45,726       $28,045       $22,476       $16,251
Current liabilities                          77,394        56,074        32,016        23,191        27,889
Net working capital (deficit)               (15,461)      (10,348)       (3,971)         (715)      (11,638)
Accounts receivable, net                     51,474        38,978        20,499        16,005        14,104
Property and equipment, net                  80,452        56,691        44,081        27,077        21,951
Total assets                                204,031       123,984        84,448        61,718        45,450
Short-term debt                               4,251         4,885         1,613         2,424        11,525
Long-term debt                                6,007        28,050        29,914         1,795        12,747
Redeemable preferred stock                        -         9,448             -             -             -
Shareholders' equity                        117,863        26,407        19,086        31,506        22,711


OTHER FINANCIAL DATA                          1996        1995 (1)        1994          1993          1992
as of December 31,
(Amounts in 000s except per share data)

Class A Common Stock cash dividends declared      -          $243          $831        $4,233          $735
Cash dividends declared per share of
      Class A Common Stock                        -         $0.02         $0.08         $0.41         $0.07

 (1) Includes the results of operations of Metrowide Communications from August 1, 1995, the date of acquisition.
 (2) Balance sheet data from discontinued operations is excluded

Item 7.   MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OF   FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS.

      The following discussion includes certain forward-looking statements. For a discussion of important factors including, but not limited to, continued development of the Company's markets, actions of regulatory authorities and competitors, and dependence on management information systems, which could cause actual results to differ materially from the forward-looking statements, see the discussion of the following "Risk Factors" in Item 1 of the Company's Report on Form 10-K for its year ended December 31, 1996 as filed with the Securities and Exchange Commission
("SEC"): "Recent Losses; Potential Fluctuations in Operating Results;" "Substantial Indebtedness; Need for Additional Capital;" "Dependence on Transmission Facilities-Based Carriers and Suppliers;" "Potential Adverse Effects of Regulation;" "Increasing Domestic and International Competition;" "Risks of Growth and Expansion;" "Risks Associated with International Operations;" "Dependence on Effective Information Systems;" "Risks Associated with Acquisitions, Investments, and Strategic Alliances;" "Technological Changes May Adversely Affect Competitiveness and Financial Results;" "Dependence on Key Personnel;" "Risks Associated With Financing Arrangements; Dividend Restrictions;" "Holding Company Structure; Reliance on Subsidiaries for Dividends;" "Potential Volatility of Stock Price;" and "Risks Associated with Derivative Financial Instruments;" as well as the Company's periodic reports filed with the SEC.

General

      The Company's revenue is comprised of toll revenue (per minute charges for long distance services) and local service and other revenue. Toll revenue consists of revenue derived from ACC's long distance and operator-assisted services. Local service and other revenue consists of revenue derived from the provision of local exchange services, including local dial tone, direct access lines, Internet fees and monthly subscription fees, and also from data services. Network costs consist of expenses associated with the leasing of transmission lines, access charges, and certain variable costs associated with the Company's network. The following table shows the total revenue (net of intercompany revenue) and billable minutes of use attributable to the Company's US, Canadian, and UK operations during each of 1996, 1995, and 1994:

                                Year Ended December 31,
                         1996             1995           1994
                   Amount  Percent  Amount   Percent Amount  Percent
Total Revenue:
United States      $99,461   32.2%   $65,975  34.9%  $54,599  43.2%
Canada             117,168   38.0     84,421  44.7    67,728  53.6
United Kingdom      92,138   29.8     38,470  20.4     4,117   3.2
  Total           $308,767  100.0%  $188,866 100.0% $126,444 100.0%

Billable Minutes of Use:
United States      590,341   32.8%   486,618  41.2%  445,619  50.5%
Canada             681,200   37.9    522,764  44.2   422,149  47.8
United Kingdom     527,905   29.3    172,281  14.6    15,225   1.7
  Total          1,799,446  100.0% 1,181,663 100.0%  882,993 100.0%

The following table presents certain information concerning toll revenue per billable minute and network cost per billable minute attributable to the Company's US, Canadian, and UK operations during each of 1996, 1995, and 1994:

                                         1996     1995     1994
Toll Revenue Per Billable Minute:
United States                            $.150   $.126    $.115
Canada                                    .150    .146     .149
United Kingdom                            .174    .220     .268

Network Cost Per Billable Minute:
United States                            $.104   $.075    $.070
Canada                                    .106    .100     .108
United Kingdom                            .114    .149     .177

     The Company believes that its historic revenue growth as well as its historic network costs and results of operations for its Canadian and UK operations generally reflect the state of development of the Company's operations, the Company's customer mix, and the competitive and regulatory environment in those markets. The Company entered the US, Canadian, and UK telecommunications markets in 1982, 1985, and 1993, respectively. For US operations, 1996 revenue and network cost per minute include the effect of $9.0 million of non-recurring, lower margin international carrier sales in the second quarter. The Company believes that toll revenue per billable minute and network cost per billable minute will be lower in future periods, due to competitive pressures and due to the decreased focus on lower margin international carrier sales.

     Deregulatory influences have affected the telecommunications industry in the US since 1984, and the US market has experienced considerable competition for a number of years. The competitive influences on the pricing of ACC US's services and network costs have been stabilizing during the past few years. This may change in the future as a result of recent US legislation that further opens the market to competition, particularly from the regional operating companies ("RBOCs"). The Company expects competition based on price and service offerings to increase.

     The deregulatory trend in Canada, which commenced in 1989, has increased competition. ACC Canada experienced significant downward pressure on the pricing of its services during 1994. Although revenue per minute has increased from 1995 to 1996 due to changes in customer and product mix, the Company expects such downward pressure to return. However, it is expected that the pricing pressure may abate over time as the market matures. The impact of this pricing pressure on revenues of ACC Canada is being offset by an increase in the Canadian residential and student billable minutes of usage as a percentage of total Canadian billable minutes of usage, and introduction of new products and services including 800 service, local exchange resale, internet services, and, beginning in February 1997, paging services. Toll revenue per billable minute attributable to residential and student customers in Canada generally exceeds the toll revenue per billable minute attributable to commercial customers. The Company believes that its network costs per billable minute in Canada may decrease during periods after 1996 if there is an anticipated increase in long distance transmission facilities available for lease from Canadian transmission facilities-based carriers as a result of expected growth in the number and capacity of transmission networks in that market. The foregoing forward-looking statements are based upon expectations of actions that may be taken by third parties, including Canadian regulatory authorities and transmission facilities-based carriers. If such third parties do not act as expected, the Company's actual results may differ materially from the foregoing discussion.

     The Company believes that, because deregulatory influences have only fairly recently begun to impact the UK telecommunications industry, the Company will continue to experience increases in total revenue from that market during the next several quarters. The foregoing belief is based upon expectations of actions that may be taken by UK regulatory authorities and the Company's competitors; if such third parties do not act as expected, the Company's revenues in the UK might not increase. If ACC UK were to experience increased revenues, the Company believes it should be able to enhance its economies of scale and scope in the use of the fixed cost elements of its network. Nevertheless, the deregulatory trend in that market is expected to result in competitive pricing pressure on the Company's UK operations, which could adversely affect revenues and margins. Since the UK market for transmission facilities is dominated by British Telecommunications PLC ("British Telecom") and Mercury Communications Ltd. ("Mercury"), the downward pressure on prices for services offered by ACC UK may not be accompanied by a corresponding reduction in ACC UK's network costs in the short term and, consequently, could adversely affect the Company's business, results of operations and financial condition, particularly in the event revenue derived from the Company's UK operations accounts for an increasing percentage of the Company's total revenue. Moreover, the Company's UK operations are highly dependent upon the transmission lines leased from British Telecom. As each of the telecommunications markets in which it operates continues to mature, the rate of growth in its revenue and customer base in each such market is likely to decrease over time.

      Since the commencement of the Company's operations, the Company has undertaken a program of developing and expanding its service offerings, geographic focus, and network. In connection with this development and expansion, the Company has made significant investments in telecommunications circuits, switches, equipment, and software. These investments generally are made significantly in advance of anticipated customer growth and resulting revenue. The Company also has increased its sales and marketing, customer support, network operations, and field services commitments in anticipation of the expansion of its customer base and targeted geographic markets. The Company expects to continue to expand the breadth and scale of its network and related sales and marketing, customer support, and operations activities. These expansion efforts are likely to cause the Company to incur significant increases in expenses from time to time, in anticipation of potential future growth in the Company's customer base and targeted geographic markets. Subsequent to year-end, the Company announced the creation of two continental operating divisions in North America and Europe. In conjunction with this new structure, the Company plans to further expand its European operations by preparing to enter the emerging German telecommunications marketplace when regulatory and market conditions warrant. While the Company has had a successful history of entering into newly deregulated markets, there can be no assurances that the same successes will be experienced in the new German operation.

     The Company's operating results have fluctuated in the past and they may continue to fluctuate significantly in the future as a result of a variety of factors, some of which are beyond the Company's control. The Company expects to focus in the near term on building and increasing its customer base, service offerings, and targeted geographic markets, which will require it to increase significantly its expenses for marketing and development of its network and new services, and may adversely impact operating results from time to time. The Company's sales to other long distance carriers have been increasing due to the Company's marketing efforts to promote its lower international network costs. Revenues from other resellers accounted for approximately 42%, 12%, and 24% of the revenues of ACC US, ACC Canada, and ACC UK, respectively, in 1996. With respect to these customers, the Company competes almost exclusively on price, does not have long term contracts, and generates lower gross margins as a percentage of revenue. The Company's primary interest in carrier revenue is to utilize excess capacity on its network. Management believes that carrier revenue will represent less than 20% of consolidated total revenue as the core businesses continue to grow. The foregoing forward-looking statement is based upon expectations with respect to growth in the Company's customer base and total revenues. If such expectations are not realized, the Company's actual results may differ materially from the foregoing discussion.

Results of Operations

      The  following  table presents, for the three  years  ended
December 31, 1996, certain statement of operations data expressed as a percentage of total revenue:

                                       Year Ended December 31,
                                      1996      1995(1)   1994
Revenue:
   Toll revenue                        91.5%     92.8%    93.6%
   Local service and other              8.5       7.2      6.4
       Total revenue                  100.0     100.0    100.0
Network costs                          62.7      60.8     62.8
Gross profit                           37.3      39.2     37.2
Other operating expenses:
   Depreciation and amortization        5.3       6.1      7.1
   Selling expenses                    11.0      11.4     11.5
   General and administrative          16.4      20.8     23.5
   Management restructuring             ---       0.7       --
   Equal access charges                 --       --        1.7
       Total other operating expenses  32.7      39.0     43.8
Income (loss) from operations           4.6       0.2     (6.6)
Total other income (expense)           (1.1)     (2.7)    (1.5)
Loss from operations before provision
   for (benefit from) income taxes and
   minority interest                    3.5      (2.5)    (8.1)
Provision for income taxes              0.7       0.2      2.7
Minority interest in (earnings)
 loss of consolidated subsidiary       (0.3)     (0.1)     1.9
Income (loss) from   operations         2.5%     (2.8)%   (8.9)%

(1)Includes    the    results   of   operations   of    Metrowide
   Communications from August 1, 1995, the date of acquisition.


1996 Compared  With 1995
      Revenue. Total revenue for 1996 increased by 63.5% to $308.8 million from $188.9 million in 1995, reflecting growth in both toll revenue and local service and other revenue. Toll revenue for 1996 increased by 61.3% to $282.5 million from $175.2 million in 1995. In the United States, toll revenue increased 44.8% as a result of a 21.3% increase in billable minutes of use, primarily due to increased international sales to carriers. These international sales have a higher rate per minute, also contributing to the revenue increase. The 1996 results include $9.0 million in non-recurring carrier revenue. Excluding this non-recurring revenue, US toll revenue increased 30.1% over 1995. In Canada, toll revenue increased 34.1%, as a result of a 30.3% increase in billable minutes, and an increase in prices due to additional residential customers which typically have a higher revenue per minute. In the United Kingdom, toll revenue increased 142.0%, due to significant volume increases offset by lower prices that resulted from entering the commercial and residential markets and from competitive pricing pressure. Since the end of 1994, ACC's revenues per minute on a consolidated basis have been increasing slightly as a result of the increasing percentage of UK revenues and the Company's successful introduction of higher price per minute products, including international carrier revenue. Exchange rates did not have a material impact on the Company's consolidated revenue.
     For 1996, local service and other revenue increased by 93.4% to $26.3 million from $13.6 million in 1995. This increase was primarily due to the Metrowide Communications acquisition as of August 1, 1995 (approximately $5.2 million), local service revenue generated through the university program in the US (approximately $0.4 million), and the competitive local exchange company ("CLEC") operations in upstate New York (approximately $5.6 million). The Company is anticipating that a significant portion of its growth in the US operations in the future will come from CLEC operations, and is in the process of installing five new local exchange switching centers in the northeastern United States.

     Gross Profit. Gross profit (defined as revenue less network costs) for 1996 increased to $115.2 million from $74.0 million in 1995, primarily due to the increases in revenue discussed above. Expressed as a percentage of revenue, gross profit decreased to 37.3% for 1996 from 39.2% for 1995, due to an increase in lower margin carrier traffic in the US, offset partially by improved margins in Canada and the UK due to network efficiencies and reductions in fixed charges from suppliers.

      Other Operating Expenses. Depreciation and amortization expense increased to $16.4 million for 1996 from $11.6 million in 1995. Expressed as a percentage of revenue, these costs decreased to 5.3% in 1996 from 6.1% in 1995, reflecting the increases in revenue realized during 1996. The $4.8 million increase in depreciation and amortization expense was primarily attributable to assets placed in service throughout 1996. Amortization of approximately $1.1 million associated with the customer base and goodwill recorded in the Metrowide Communications and Internet Canada asset acquisitions also contributed to the increase.

       Selling expenses for 1996 increased by 57.9% to $34.1 million compared with $21.6 million in 1995. Expressed as a percentage of revenue, selling expenses were 11.0% for 1996 compared to 11.4% for 1995. The $12.5 million increase in selling expenses was primarily attributable to increased marketing costs and sales commissions associated with supporting the Company's 63% growth in revenue for 1996, particularly in the UK. General and administrative expenses for 1996 were $50.4 million compared with $39.2 million in 1995. Expressed as a percentage of revenue, general and administrative expenses were 16.4% for 1996, compared to 20.8% in 1995. The increase in general and administrative expenses was primarily attributable to the Canadian ($4.3 million increase) and the UK ($4.4 million increase) subsidiaries. In the UK, costs were incurred to develop an infrastructure to support the sizable revenue growth experienced in 1996, with headcount increasing 56% over previous year levels. In Canada, headcount increased approximately 52%, partially as a result of the acquisition of Internet Canada, and partially to develop an infrastructure to support the increasing product lines and services being offered. Also included in general and administrative expenses for 1996 was approximately $4.4 million related to the Company's local service market sector in New York State, compared to $1.8 million in 1995.

      Other Income (Expense). Interest expense remained fairly constant at $5.0 million for 1996 compared to $5.1 million in 1995. The 1996 expense includes the accrual of a $2.1 million contingent interest payment due to the lenders under the Company's credit facility. The 1995 amount includes expense associated with the subordinated debt which was converted to Series A Preferred Stock in September 1995, as well as expense associated with line of credit borrowings to finance working capital and capital expenditure needs. Interest income increased to $1.2 million in 1996 from $0.2 million in 1995, due to the invested proceeds from the Class A Common Stock offering in May 1996.

      Foreign exchange gains and losses reflect changes in the value of the Canadian dollar and the British pound sterling relative to the US dollar for amounts lent to foreign subsidiaries. Foreign exchange rate changes resulted in a net gain of $0.5 million for 1996, compared to a $0.1 million loss in 1995, which was primarily due to a one-time gain related to a transaction which occurred on October 21, 1996 and was hedged 28 days later. The Canadian dollar moved favorably relative to the US dollar during that period. The Company continues to hedge all foreign currency transactions in an attempt to minimize the impact of transaction gains and losses on the income statement. The Company's policy is to not engage in speculative foreign currency transactions.

      Provision for income taxes reflects the anticipated income tax liability of the Company's US operations based on its pretax income for the year. The provision for income taxes increased in 1996 due to increased profitability in the US business. The Company does not provide for income taxes nor recognize a benefit related to income in foreign subsidiaries due to net operating loss carryforwards generated by those subsidiaries in prior years.

       Minority interest in loss of consolidated subsidiary reflects the portion of the Company's Canadian subsidiary's income or loss attributable to the percentage of that subsidiary's common stock that was publicly traded in Canada. Prior to October 1996, approximately 30% of ACC Canada's stock was publicly traded. Prior to December 31, 1996, the Company repurchased approximately 24% of the outstanding shares, and the remaining 6% was repurchased subsequent to year-end. The purchase of the remaining shares was approved prior to year-end. For 1996, minority interest in earnings of the consolidated subsidiary was a loss of $0.9 million compared to a loss of $0.1 million in 1995.

     The Company's net income for 1996 was $7.8 million, compared to a net loss of $5.4 million in 1995. The 1996 net income resulted from the Company's operations in Canada (approximately $2.6 million); in the United Kingdom (approximately $0.7 million); and in the United States (approximately $4.5 million). The 1995 net loss resulted primarily from the expansion of operations in the UK (approximately $6.8 million); increased net interest expense associated with additional borrowings (approximately $4.9 million); increased depreciation and amortization from the addition of equipment and costs associated with the expansion of local service in New York State (approximately $1.6 million); and management restructuring costs (approximately $1.3 million), offset by positive operating income from the US and Canadian long distance subsidiaries of approximately $9.0 million.

1995 Compared  With 1994

      Revenue. Total revenue for 1995 increased by 49.4% to $188.9 million from $126.4 million in 1994, reflecting growth in both toll revenue and local service and other revenue. Toll revenue for 1995 increased by 48.1% to $175.2 million from $118.3 million in 1994. In the United States, toll revenue increased 19.3% as a result of a 9.2% increase in billable minutes of use and a more favorable mix of toll services provided, offset slightly by a decrease in prices per minute. The volume increases are primarily a result of increased revenue attributable to other US carriers (approximately $5.8 million); and commercial (approximately $33.8 million); residential (approximately $3.6 million); and student (approximately $10.5 million) customers in the Company's service region. In Canada, toll revenue increased 20.9%, primarily as a result of a 23.8% increase in billable minutes, offset by a slight decline in prices. The price declines are a result of the price competition in 1994 which decreased rates in the middle of that year. Since the end of 1994, ACC's revenues per minute on a consolidated basis have been increasing slightly as a result of the increasing percentage of UK revenues and the Company's successful introduction of higher price per minute products. In the United Kingdom, toll revenue increased 830.7% due to significant volume increases, offset by lower prices that resulted from entering the commercial and residential markets, and from competitive pricing pressure. Exchange rates did not have a material impact on the Company's consolidated revenue.

     For 1995, local service and other revenue increased by 67.6% to $13.6 million from $8.1 million in 1994. This increase was due to the Metrowide Communications acquisition as of August 1, 1995 (approximately $2.9 million from the date of acquisition through year-end), local service revenue (approximately $1.5 million) generated through the university program in the US, and the local exchange operations in upstate New York, which generated nominal revenues in 1994.

      Network Costs. Network costs increased to $114.8 million for 1995, from $79.4 million in 1994, due to the increase in billable long distance minutes. However, network costs, expressed as a percentage of revenue, decreased to 60.8% for 1995 from 62.8% in 1994 due to reduced contribution charges in Canada and increased volume efficiencies in the UK. Contribution charges represented 5.2% of revenue in 1995 as compared to 10.1% in 1994. These efficiencies were partially offset by reduced margins in the US due to increased carrier traffic.

      Other Operating Expenses. Depreciation and amortization expense increased to $11.6 million for 1995 from $8.9 million in 1994. Expressed as a percentage of revenue, these costs decreased to 6.1% in 1995 from 7.1% in 1994, reflecting the increases in revenue realized during 1995. The $2.7 million increase in depreciation and amortization expense was primarily attributable to assets placed in service in the fourth quarter of 1994 and during 1995, particularly equipment at US university sites, switching centers in London and Manchester in the UK, and switch upgrades in Rochester, Syracuse, Vancouver, and Toronto. Amortization of approximately $0.4 million associated with the customer base and goodwill recorded in the Metrowide Communications acquisition also contributed to the increase.

       Selling expenses for 1995 increased by 49.1% to $21.6 million compared with $14.5 million in 1994. Expressed as a percentage of revenue, selling expenses were 11.4% for 1995 compared to 11.5% for 1994. The $7.1 million increase in selling expenses was primarily attributable to increased marketing costs and sales commissions associated with the rapid growth of the Company's operations in Canada (approximately $1.7 million) and the UK (approximately $5.6 million). General and administrative expenses for 1995 were $39.2 million compared with $29.7 million in 1994. Expressed as a percentage of revenue, general and administrative expenses were 20.8% for 1995, compared to 23.5% in 1994. The increase in general and administrative expenses was primarily attributable to a $9.5 million increase in personnel and customer service costs associated with the growth of the Company's customer bases and geographic expansion in each country. Also included in general and administrative expenses for 1995 was approximately $1.8 million related to the Company's local service market sector in New York State.

      The Company also incurred in 1995 non-recurring costs of $1.3 million related to management restructuring. These costs consisted of a $0.8 million payment in consideration of a non-compete agreement with the chairman of the board which was negotiated and agreed to in connection with his resignation as chief executive officer. The remaining $0.5 million related to severance expenses relating to three other members of executive management, the terms of which were negotiated at the time of the executives' departures based on their existing agreements with the Company. In connection with the departure of one executive, the vesting schedule for options to purchase 16,150 shares of Class A Common Stock (out of the options to purchase a total of 33,600 shares which had been granted to the executive) were accelerated to allow him to exercise the options.

      During the third quarter of 1994, the Company initiated the process of enhancing its network to prepare for equal access for its Canadian customers. Equal access allows customers to place a call over the Company's network simply by dialing "1" plus the
area  code  and  telephone  number.   Before  equal  access   was
available, the Company needed to install a dialer on its customers' premises or require the customer to dial an access code before placing a long distance call. Costs associated with this process included maintaining duplicate network facilities during transition, recontacting customers, and the administrative expenses associated with accumulating the data necessary to convert the Company's customer base to equal access. This process was completed during the fourth quarter of 1994 at a total cost of $2.2 million, which has been reflected as a charge to income from operations for 1994. This network enhancement, the costs of which are non-recurring, will enable the Company to offer a broader range of services to Canadian customers and increase customer convenience in using the Company's telecommunications services.

      Other Income (Expense). Net interest expense increased to $4.9 million for 1995 compared to $1.9 million in 1994, due primarily to the Company's increased weighted average borrowings on revolving lines of credit related to financing of university projects in the US, expansion of the UK and the local service businesses during 1995 (approximately $3.1 million); write-off of deferred financing costs related to the Company's lines of credit which were refinanced in July 1995 (approximately $0.3 million); debt service costs associated with 12% subordinated notes issued in May 1995 (approximately $0.4 million); and contingent interest associated with the Credit Facility (approximately $0.3 million). On September 1, 1995, the subordinated notes were exchanged for Series A Preferred Stock and, consequently, there will be no further interest expense associated with the 12% subordinated
notes.   The  Series A Preferred Stock accrues dividends  at  the
rate of 12% per annum.  Upon any conversion of Series A Preferred
Stock,   the  accrued  and  unpaid  dividends  thereon  will   be
extinguished and no longer deemed payable.

      Foreign exchange gains and losses reflect changes in the value of the Canadian dollar and the British pound sterling relative to the US dollar for amounts lent to foreign subsidiaries. Foreign exchange rate changes resulted in a net loss of $0.1 million for 1995, compared to a $0.2 million gain in 1994. The Company continues to hedge all foreign currency transactions in an attempt to minimize the impact of transaction gains and losses on the income statement. The Company does not engage in speculative foreign currency transactions.

      During 1994, the Company increased its income tax provision to provide for a valuation allowance equal to 100% of the amount of the Company's foreign tax benefits which had been recorded at December 31, 1993. No income tax benefits have been recorded for the 1995 operating losses in Canada or the UK due to the uncertainty of recognizing the income tax benefit of those losses in the future.

       Minority interest in loss of consolidated subsidiary reflects the portion of the Company's Canadian subsidiary's income or loss attributable to the approximately 30% of that subsidiary's common stock that was publicly traded in Canada. For 1995, minority interest in earnings of the consolidated subsidiary was a loss of $0.1 million compared to a gain of $2.4 million in 1994.

      The Company's net loss for 1995 was $5.4 million, compared to $11.3 million in 1994. The 1995 net loss resulted primarily from the expansion of operations in the UK (approximately $6.8 million); increased net interest expense associated with additional borrowings (approximately $4.9 million); increased depreciation and amortization from the addition of equipment and costs associated with the expansion of local service in New York State (approximately $1.6 million); and management restructuring costs (approximately $1.3 million), offset by positive operating income from the US and Canadian long distance subsidiaries of approximately $9.0 million.


Liquidity and Capital Resources

     In May 1996, the Company raised net proceeds of $63.1 million through the issuance of 3,018,750 shares of its Class A Common Stock. The proceeds from this offering were used to reduce all indebtedness under the Company's credit facility, for working capital needs, and capital expenditures. The Company also expended resources in 1996 to repurchase the minority interest in ACC Canada. Historically, the Company has satisfied its working capital requirements through cash flow from operations, through borrowings and financings from financial institutions, vendors and other third parties, and through the issuance of securities. The Company also received net proceeds of approximately $1.9 million from the exercise of options and warrants associated with the Class A Common Stock offering on behalf of selling shareholders in October 1996 and an additional $4.9 million from the exercise of employee stock options at various times throughout the year.

     Net cash flows provided by operations were $24.2 million for the year ended December 31, 1996 compared to $4.0 million for 1995. The increase of $20.2 million primarily resulted from improved profitability in all subsidiaries. During the year, the Company had a carrier customer which accumulated a significant accounts receivable balance. The Company has entered into a traffic exchange agreement with the customer, under which the Company terminates traffic over the customer's network as payment in kind for the accumulated receivable balance. The receivable balance was approximately $8.3 million at the beginning of the arrangement, but has been reduced to approximately $1.9 million as of December 31, 1996. Although the Company expects to have fully received the balance by the end of the first quarter of 1997, there are no assurances that the customer will be financially viable until that time. If the customer were to declare bankruptcy, a portion of the amount settled under the traffic exchange agreement may have to be repaid by the Company, and any remaining amounts receivable from the customer may not be collected.

     Net cash flows used in investing activities were $67.7 million and $15.3 million for the years ended December 31, 1996 and 1995, respectively. The increase of approximately $52.4 million in net cash flow used in investing activities during 1996 as compared to 1995 was primarily attributable to the repurchase of the Canadian minority interest (approximately $32.1 million), as well as an increase in capital expenditures incurred by the UK operation for a long distance switch (approximately $4.9 million); the US operation for local service switching equipment (approximately $6.9 million); the Canadian operation for a new billing system (approximately $2.7 million); and for the purchase of assets and customer base from Internet Canada.

     Accounts receivable increased by 32.1% at December 31, 1996 as compared to December 31, 1995 as a result of expansion of the Company's customer base due to sales and marketing efforts. Accounts payable at December 31, 1996 increased by $8.0 million over December 31, 1995 due to the inclusion of previously accrued network bills. In 1995, the principal vendor in the UK experienced delays in billing. These problems were corrected in 1996. Accrued expenses at December 31, 1996 increased by $19.2 million compared to December 31, 1995 due to the accrual of the remaining $6.5 million payment for the repurchase of the ACC Canada minority interest, a $2.1 million contingent interest payment, a $1.0 million payment due to the former chairman of the board, an increase in the bonus accrual, and the general increase in the size and operations of the Company during 1996.

     The Company's principal need for working capital is to meet its selling, general, and administrative expenses, network costs and capital expenditures as its business expands. The Company is anticipating significant growth in its CLEC business, which is capital-intensive. In addition, the Company's capital resources have been used for the repurchase of the minority interest in ACC Canada. During 1996, the Company paid approximately $32.0 million to acquire approximately 81.5% of the minority-held shares of ACC Canada. The remaining shares were acquired in January 1997 for approximately $6.5 million. Resources have also been used for the Metrowide Communications and Internet Canada acquisitions, and for capital expenditures. The Company made the required contingent interest payment of $2.1 million to the lenders of the credit facility in January 1997, in conjunction with the amendment to that facility which increased the borrowing availability to $100 million. This payment was fully accrued at December 31, 1996. The Company had a working capital deficit of $15.5 million at December 31, 1996 compared to a working capital deficit of approximately $10.3 million at December 31, 1995, due primarily to the repurchase of the minority interest in ACC Canada.

     The Company anticipates that during 1997, its capital expenditures will be approximately $44.0 million for the expansion of its network; the acquisition, upgrading, and development of switches and other telecommunications equipment as conditions warrant; the development, licensing, and integration of its management information system and other software; the development and expansion of its service offerings and customer programs; and other capital expenditures. ACC expects that it will continue to make significant capital expenditures during future periods, particularly for the installation and related expenses of switching equipment for the UK (located in Bristol) and local exchange switches in New York, New York; Albany, New York; Buffalo, New York; Boston, Massachusetts; and Springfield, Massachusetts. The Company's actual capital expenditures and cash requirements will depend on numerous factors, including the nature of future expansion and acquisition opportunities, economic conditions, competition, regulatory developments, the availability of capital, and the ability to incur debt and make capital expenditures under the terms of the Company's financing arrangements. The Company has also announced that it has formed a German subsidiary in anticipation of deregulation in that marketplace, and anticipates that the initial capital and operating expenditures related to this operation will approximate $5.0 million.

     As of December 31, 1996, the Company had approximately $2.0 million of cash and cash equivalents and maintained the $35.0 million credit facility, subject to availability under a borrowing base formula and certain other conditions (including borrowing limits based on the Company's operating cash flow, as defined in the agreement), under which no borrowings were outstanding and $2.6 million was reserved for letters of credit. On January 15, 1997, the Company secured an amended $100 million credit facility. The facility provides additional working capital, capital for acquisitions and market expansion, and contains generally more favorable terms and conditions than the prior credit facility. The maximum aggregate principal amount of the new facility is required to be reduced by $8.0 million per quarter commencing on March 31, 1999 until December 31, 2000, and by $9.0 million per quarter commencing on March 31, 2001 until maturity of the loan in January 2002.

     In addition, the Company has $9.5 million of capital lease obligations which mature at various times from 1997 through 2000. Subsequent to December 31,1996, the Company prepaid a $4.0 million capitalized lease obligation using funds borrowed under the new credit facility. The Company's financing arrangements, which are secured by substantially all of the Company's assets and the stock of certain subsidiaries, require the Company to maintain certain financial ratios and prohibit the payment of dividends.

     In the normal course of business, the Company uses various financial instruments, including derivative financial instruments, for purposes other than trading. These instruments include letters of credit, guarantees of debt, interest rate swap agreements, and foreign currency exchange contracts relating to intercompany payables of foreign subsidiaries. The Company does not use derivative financial instruments for speculative purposes. Foreign currency exchange contracts are used to mitigate foreign currency exposure and are intended to protect the US dollar value of certain currency positions and future foreign currency transactions. The aggregate fair value, based on published market exchange rates, of the Company's foreign currency contracts at December 31, 1996 was $52.8 million. When applicable, interest rate swap agreements are used to reduce the Company's exposure to risks associated with interest rate fluctuations. As is customary for these types of instruments, collateral is generally not required to support these financial instruments.

     By their nature, all such instruments involve risk, including the risk of nonperformance by counterparties, and the Company's maximum potential loss may exceed the amount recognized on the Company's balance sheet. However, at December 31, 1996, in management's opinion there was no significant risk of loss in the event of nonperformance of the counterparties to these financial instruments. The Company controls its exposure to counterparty credit risk through monitoring procedures and by entering into multiple contracts, and management believes that reserves for losses are adequate. Based upon the Company's knowledge of the financial position of the counterparties to its existing derivative instruments, the Company believes that it does not have any significant exposure to any individual counterparty or any major concentration of credit risk related to any such financial instruments.

     The Company believes that, under its present business plan, cash from operations, together with borrowing availability under the amended credit facility, will be sufficient to meet anticipated working capital and capital expenditure requirements of its existing operations. The forward-looking information contained in the previous sentence may be affected by a number of factors, including the matters described in this paragraph. The Company may need to raise additional capital from public or private equity or debt sources in order to finance its operations, capital expenditures, and growth for future periods. Moreover, the Company believes that continued growth and expansion through acquisitions, investments, and strategic alliances is important to maintain a competitive position in the market. Consequently, a principal element of the Company's business strategy is to develop relationships with strategic partners and to acquire assets or make investments in businesses that are complementary to its current operations. The Company may need to raise additional funds in order to take advantage of opportunities for acquisitions, investments, and strategic alliances or more rapid international expansion, to develop new products, or to respond to competitive pressures. If additional funds are raised through the issuance of equity securities, the percentage ownership of the Company's then-current shareholders may be reduced and such equity securities may have rights, preferences, or privileges senior to those of holders of Class A Common Stock. There can be no assurance that the Company will be able to raise such capital on acceptable terms or at all. In the event that the Company is unable to obtain additional capital or is unable to obtain additional capital on acceptable terms, the Company may be required to reduce the scope of its presently anticipated expansion opportunities and capital expenditures, which could have a material adverse effect on its business, results of operations, and financial condition and could adversely impact its ability to compete.

     The Company may seek to develop relationships with strategic partners both domestically and internationally and to acquire assets or make investments in businesses that are complementary to its current operations. Such acquisitions, strategic alliances, or investments may require that the Company obtain additional financing and, in some cases, the approval of the holders of debt of the Company. The Company's ability to effect acquisitions, strategic alliances, or investments may be dependent upon its ability to obtain such financing and, to the extent applicable, consents from its lenders.

ACC CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(AMOUNTS IN 000s, EXCEPT PER SHARE DATA)




For the Years Ended December 31,                              1996        1995        1994


REVENUE:
 Toll revenue                                               $282,497    $175,269    $118,331
 Local service and other                                      26,270      13,597       8,113

Total revenue                                                308,767     188,866     126,444

Network costs                                                193,599     114,841      79,438

Gross profit                                                 115,168      74,025      47,006

OTHER OPERATING EXPENSES:
  Depreciation and amortization                               16,433      11,614       8,932
  Selling expenses                                            34,072      21,617      14,497
  General and administrative                                  50,439      39,248      29,731
  Management restructuring                                         0       1,328           0
  Equal access costs                                               0           0       2,160
Total other operating expenses                               100,944      73,807      55,320

 Income (loss) from operations                                14,224         218      (8,314)

OTHER INCOME (EXPENSE):
  Interest income                                              1,151         198         124
  Interest expense                                            (5,025)     (5,131)     (2,023)
  Terminated merger costs                                          0           0        (200)
  Foreign exchange gain (loss)                                   509        (110)        169

Total other income (expense)                                  (3,365)     (5,043)     (1,930)

 Income (loss) from operations before provision
  for income taxes
  and minority interest                                       10,859      (4,825)    (10,244)

Provision for income taxes                                     2,185         396       3,456

 Minority interest in (earnings) loss of
  consolidated subsidiary                                       (909)       (133)      2,371


 NET INCOME (LOSS)                                             7,765      (5,354)    (11,329)
 Less Series A Preferred Stock dividend                         (972)       (401)          -
 Less Series A Preferred Stock accretion                      (1,509)       (139)          -

Net income (loss) applicable to Common Stock                  $5,284     ($5,894)   ($11,329)


Net income (loss) per common and common equivalent share       $0.34      ($0.50)     ($1.07)

The accompanying notes to consolidated financial statements are an integral part of these statements

ACC CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)


                                                                            December 31,      December 31,
                                                                                 1996              1995

CURRENT ASSETS:
 Cash and cash equivalents                                                       $2,035              $518
 Accounts receivable, net of allowance
  for doubtful accounts of $3,795 in
  1996 and $2,085 in 1995                                                        51,474            38,978
 Other receivables                                                                3,792             3,965
 Prepaid expenses and other assets                                                4,632             2,265
  TOTAL CURRENT ASSETS                                                           61,933            45,726


PROPERTY, PLANT, AND EQUIPMENT:
 At cost                                                                        119,398            83,623
 Less-accumulated depreciation and
  amortization                                                                  (38,946)          (26,932)
  TOTAL PROPERTY, PLANT, AND EQUIPMENT                                           80,452            56,691

OTHER ASSETS:
 Goodwill and customer base, net                                                 50,629            14,072
 Deferred installation costs, net                                                 4,312             3,310
 Other                                                                            6,705             4,185
  TOTAL OTHER ASSETS                                                             61,646            21,567

   TOTAL ASSETS                                                                 204,031           123,984

CURRENT LIABILITIES:
 Notes payable                                                                     $730            $1,966
 Current maturities of
  long-term debt                                                                  3,521             2,919
 Accounts payable                                                                15,351             7,340
 Accrued network costs                                                           22,908            28,192
 Other accrued expenses                                                          34,884            15,657
   TOTAL CURRENT LIABILITIES                                                     77,394            56,074

Deferred income taxes                                                             2,767             2,577

Long-term debt                                                                    6,007            28,050

Redeemable Series A Preferred Stock, $1.00
par value, $1,000 liquidation value,
cumulative, convertible, Authorized- 10,000 shares;
Issued - no shares in 1996 and 10,000 shares in 1995                                  0             9,448

Minority interest                                                                     0             1,428

SHAREHOLDERS' EQUITY:
 Preferred Stock, $1.00 par value, Authorized -
  1,990,000 shares; Issued - no shares                                                0                 0
 Class A Common Stock, $.015 par value
  Authorized - 50,000,000 shares;
  Issued - 17,684,361 in 1996 and
  12,925,889  in 1995                                                               265               194
 Class B Common Stock, $.015 par value,
  Authorized - 25,000,000 shares;
  Issued - no shares                                                                  0                 0
 Capital in excess of par value                                                 116,878            32,846
 Cumulative translation adjustment                                               (1,362)             (950)
 Retained earnings (deficit)                                                      3,692            (4,073)
                                                                                119,473            28,017
 Less-
 Treasury stock, at cost (1,089,884
   shares)                                                                       (1,610)           (1,610)
    TOTAL SHAREHOLDERS' EQUITY                                                  117,863            26,407

    TOTAL LIABILITIES AND
    SHAREHOLDERS' EQUITY                                                        204,031           123,984

The accompanying notes to consolidated financial statements are an integral part of these balance sheets

ACC CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994
(Amounts in 000s, except share and per share data)
                                                                          Capital in Cumulative  Retained
                                                      Class A Common StockExcess of Translation  Earnings Treasury
                                                        Shares    Amount  Par Value  Adjustment (Deficit)   Stock    Total

Balance, December 31, 1993                            11,306,208     $170   $19,500       ($565)  $13,684  ($1,283) $31,506

Stock options exercised                                  153,563        2       363         -          -        -       365
Employee stock purchase plan shares issued                19,131                150         -          -        -       150
Repurchase of shares to exercise options                   -                  -             -          -      (327)    (327)
Dividends ($.08 per common share)                          -                  -             -        (831)      -      (831)
Cumulative translation adjustment                          -                  -            (448)       -        -      (448)
   Net loss                                                -                  -             -     (11,329)      -   (11,329)

Balance, December 31, 1994                            11,478,902     $172   $20,013     ($1,013)   $1,524  ($1,610) $19,086

Stock options exercised                                   50,287        1       479         -       -           -       480
Sale of stock                                          1,237,500       18    11,078         -       -           -    11,096
Employee stock purchase plan shares issued                35,450        1       296         -       -           -       297
Stock warrants exercised                                 123,750        2     1,186         -       -           -     1,188
Stock warrants issued                                      -                    200         -       -           -       200
Accretion of Series A Preferred Stock                      -                   (139)        -       -           -      (139)
Series A Preferred Stock dividends                         -                   (401)        -       -           -      (401)
Acceleration of stock option vesting due to termination    -                    134         -       -           -       134
Dividends ($.02 per common share)                          -                  -             -        (243)      -      (243)
Cumulative translation adjustment                          -                  -              63     -           -        63
   Net loss                                                -                  -             -      (5,354)      -    (5,354)

Balance, December 31, 1995                            12,925,889     $194   $32,846       ($950)  ($4,073) ($1,610) $26,407

Stock options exercised                                  587,881        9     4,712         -       -           -     4,721
Class A Common Stock offerings                         3,018,750       45    62,849         -       -           -    62,894
Conversion of Series A Preferred Stock                   937,500       14    11,915         -       -           -    11,929
Employee stock purchase plan shares issued                19,341                343         -       -           -       343
Stock warrants exercised                                 195,000        3     2,077         -       -           -     2,080
Increase in investment in Canadian subsidiary              -                  1,254         -       -           -     1,254
Disqualifying dispositions                                 -                  3,000         -       -           -     3,000
Accretion of Series A Preferred Stock                      -                 (1,509)        -       -           -    (1,509)
Series A Preferred Stock dividends                         -                   (972)        -       -           -      (972)
Acceleration of stock option vesting due to termination    -                    206         -       -           -       206
Stock incentive rights issued                              -                    157         -       -           -       157
Cumulative translation adjustment                          -                  -            (412)    -           -      (412)
   Net income                                              -                  -             -       7,765       -     7,765

Balance, December 31, 1996                            17,684,361     $265  $116,878     ($1,362)   $3,692  ($1,610)$117,863


The accompanying notes to consolidated financial statements are an integral part of these statements.

ACC CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(AMOUNTS IN THOUSANDS)
                                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                                              1996          1995        1994
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                                                           $7,765      ($5,354)   ($11,329)

 Adjustments to reconcile net income (loss)
  to net cash provided by operating activities:
   Depreciation and amortization                                             16,433       11,614       8,932
   Deferred income taxes                                                      3,110          609       3,906
   Minority interest in earnings (loss) of consolidated subsidiary              909          133      (2,371)
   Unrealized foreign exchange (gain) loss                                     (758)         180         150
   Amortization of deferred financing costs                                     425          263           0
   (INCREASE) DECREASE IN ASSETS:
      Accounts receivable, net                                              (11,212)     (17,437)     (5,019)
      Other receivables                                                       1,955        1,782      (3,621)
      Prepaid expenses and other assets                                      (2,282)      (1,057)      1,030
      Deferred installation costs                                            (2,631)      (2,983)     (1,147)
      Other                                                                    (148)         846      (2,206)
   INCREASE (DECREASE) IN LIABILITIES:
      Accounts payable                                                        7,511       (7,013)      7,784
      Accrued network costs                                                  (5,837)      17,824       1,754
      Other accrued expenses                                                  9,008        4,560       3,230


        Net cash provided by operating activities                            24,248        3,967       1,093

CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash received from sale of discontinued operations                              0            0       2,538
  Capital expenditures, net                                                 (33,030)     (12,424)    (20,682)
  Repurchase of minority interest                                           (32,092)       -            (226)
  Payment for purchase of subsidiary, net of cash acquired                    -           (2,313)      -
  Acquisition of customer base                                               (2,620)        (557)     (2,861)

        Net cash used in investing activities                               (67,742)     (15,294)    (21,231)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under lines of credit                                           26,375      113,602      72,156
  Repayments under lines of credit                                          (46,680)    (119,204)    (47,054)
  Repayment of notes payable                                                 (1,996)       -           -
  Repayment of long-term debt, other than lines of credit                    (3,704)      (3,078)     (1,591)
  Proceeds from issuance of common stock                                     72,669       13,261         189
  Proceeds from issuance of convertible debt                                  -           10,000       -
  Financing costs                                                              (495)      (2,876)      -
  Dividends paid                                                              -             (451)     (4,241)

        Net cash provided by financing activities                            46,169       11,254      19,459

Effect of exchange rate changes on cash                                      (1,158)        (430)        233

Net increase (decrease) in cash                                               1,517         (503)       (446)

Cash and cash equivalents at beginning of year                                  518        1,021       1,467

Cash and cash equivalents at end of year                                     $2,035         $518      $1,021

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest                                                                   $2,840       $4,146      $1,656

  Income taxes                                                               $1,808         $203        $280

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

  Equipment purchased through capital leases                                  -           $7,389      $3,077

  Fair value of assets acquired                                             $5,136       $10,800       -
    Less -  cash paid at acquisition date                                   (3,001)       (1,500)      -
    Less  - short term notes payable                                          -           (2,966)      -
  Liabilities assumed                                                       $2,135        $6,334       -

  Other assets purchased with long-term debt                                $2,775          -           $540

  Conversion of convertible debt to Series A Preferred Stock                  -          $10,000       -

  Conversion of Series A Preferred Stock to Class A Common
  Stock, including cumulative dividends and accretion                      $11,929        -           -

The accompanying notes to consolidated financial statements are an integral part of these statements.

Selected Quarterly Financial Data    (unaudited)

The following table sets forth certain unaudited quarterly financial data for the preceding eight quarters through the quarter ended December 31, 1996.  In the opinion of management, the unaudited information set forth below has been prepared on the same basis as the audited information set forth elsewhere herein and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth herein.  The operating results for any quarter are not necessarily indicative of results for any future period.
(Amounts in 000s except per share data)        1995                             1996

                                 March 31 June 30  Sept. 30 Dec. 31  March 31 June 30 Sept. 30  Dec. 31


Revenue                          $39,708  $41,633  $45,911  $61,607  $66,855  $80,089  $77,285   $84,538

Gross profit                      14,963   15,319   17,806   25,929   25,247   26,709   28,470    34,742

Depreciation and
    amortization                   2,532    2,863    3,011    3,212    3,619    4,176    4,266     4,372

Income (loss) from
     operations                     (446)    (855)    (364)   1,876    2,991    3,179    3,209     4,845

Total other income
      (expense)                     (948)  (1,473)  (1,354)  (1,265)  (1,512)    (896)    (164)    (793)

Net income (loss)                ($1,654)( $2,250) ($1,849)    $395     $856   $1,458   $2,199    $3,252

Net  income (loss) per common
     and common equivalent share  ($0.16) ($0.19) ($0.15)  $0.00    $0.03   $0.05   $0.06    $0.18

The Company's quarterly operating results have fluctuated and will continue to fluctuate from period to period depending upon factors such as the success of the Company's efforts to expand its geographic and customer base; changes in, and the timing of, expenses relating to, the expansion of the Company's network; regulatory and competitive factors; the development of new services and sales and marketing; and changes in pricing policies by the Company or its competitors. In view of the significant historic growth of the Company's operations, the Company believes that period-to-period comparisons of its financial results should not be relied upon as an indication of future performance and that the Company may experience significant period-to-period fluctuations in operating results in the future.

Historically, a significant percentage of the Company's revenue has been derived from university and college administrators and students, which caused its business to be subject to seasonal variation. To the extent that the Company continues to derive a significant percentage of its revenues from university and college customers, the Company's results of operations could remain susceptible to seasonal variation.

The acquisition of Metrowide Communications and the management restructuring charges in 1995, and the $9.0 million of non-recurring carrier revenue in the second quarter of 1996 affect the comparability of the quarterly financial data set forth above. See "Management's Discussion and Analysis of Financial
Condition and Results of Operations.

ACC CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Summary of Significant Accounting Policies

     A.   Principles of Consolidation:

      The consolidated financial statements include all accounts of ACC Corp. (a Delaware corporation) and its direct and indirect subsidiaries ("the Company" or "ACC"). Principal operating subsidiaries include: ACC Long Distance Corp. and ACC National Telecom Corp. ("ACC US"), ACC TelEnterprises Ltd. ("ACC Canada"), and ACC Long Distance UK Ltd. ("ACC UK"). All operating subsidiaries are wholly-owned, with the exception of ACC TelEnterprises Ltd. (See B below). All significant intercompany accounts and transactions have been eliminated.

      The accompanying consolidated financial statements reflect the results of operations of acquired companies since their respective acquisition dates.

     B.   Minority Interest:

      On July 6, 1993, the Company's then wholly-owned Canadian subsidiary, ACC TelEnterprises Ltd., completed an initial public offering of 2 million common shares for Cdn. $11.00 per share. The Company received net proceeds of approximately Cdn. $20.7 million after underwriters' fees and before other direct costs of the offering of Cdn. $1.3 million. As a result of the offering, ACC Corp.'s ownership was reduced to approximately 70%.

     Minority interest represents the non-Company owned shareholder interest in ACC TelEnterprises Ltd.'s equity primarily resulting from the 1993 public offering. In the third quarter of 1996, the Company made a cash tender offer of Cdn. $21.50 per share for the repurchase of the minority-held shares. In September 1996, the tender offer was approved by the Boards of Directors of both companies and, in the fourth quarter, approximately 1.9 million of the outstanding shares, representing approximately 81.5% of the minority interest, were tendered and purchased by the Company for Cdn. $40.4 million (US $29.5 million), increasing the Company's ownership in ACC Canada to 93.9% as of December 31, 1996. As fewer than 90% of the publicly held shares were deposited under the tender offer, the Company formed a subsidiary for the purpose of acquiring the remaining minority interest of ACC Canada. Prior to December 31, 1996, the shareholders of ACC Canada approved the amalgamation of ACC Canada and the new subsidiary. The amalgamation was effective January 1, 1997 and the remaining minority interest shares of ACC Canada were replaced with shares of the new subsidiary. Subsequent to December 31, these shares were purchased by the new subsidiary at a price of Cdn. $21.50 per share (see G below).

     C.    Revenue:

     The Company records as long distance toll revenue the amount of communications services rendered, as measured by the related minutes of toll traffic processed or flat-rate services billed, after deducting an estimate of the traffic or services which will neither be billed nor collected. Local service and other revenue represents revenue derived from the provision of local exchange services, including local dial tone, direct access lines, and monthly subscription fees, as well as data services, and is recorded as the services are provided and billed.

     D.   Other Receivables:

       Other receivables at December 31, 1996 consist of receivables primarily related to taxes receivable (approximately $1.8 million), the financing of university projects (approximately $0.5 million), officer notes receivable (approximately $0.4 million), and other individually nominal, miscellaneous receivables (approximately $1.1 million). Other receivables at December 31, 1995 consisted of receivables related to financing of university projects (approximately $3.0 million), taxes receivable (approximately $0.7 million), and other individually nominal, miscellaneous receivables (approximately $0.3 million).

     E.   Property, Plant, and Equipment:

      The  Company's property, plant, and equipment consisted  of
the  following  at  December  31,  1996  and  1995  (dollars   in
thousands):

                                                    1996       1995

     Equipment                                    $90,257   $69,174
     Computer software and software licenses       12,682     6,869
     Other                                         16,459     7,580
     Total                                       $119,398   $83,623

      Depreciation and amortization of property, plant, and equipment is computed using the straight-line method over the following estimated useful lives:

     Leasehold improvements                        Life of lease
     Equipment,  including assets under capital
     leases                                        2 to 15 years
     Computer software and software licenses       5 to 7 years
     Office equipment and fixtures                 3 to 10 years
     Vehicles                                      3 years

      Equipment and computer software include assets financed under capital lease obligations. A summary of these assets at December 31, 1996 and 1995 is as follows (dollars in thousands):
                                                   1996      1995

     Cost                                        $14,336  $13,935
     Less - accumulated amortization              (6,194)  (4,538)
     Total, net                                   $8,142   $9,397

     Betterments, renewals, and extraordinary repairs that extend the life of the asset are capitalized; other repairs and maintenance are expensed. The cost and accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss on disposition is recognized in income.

      During 1995, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The effect of adopting SFAS No. 121 was immaterial to the consolidated financial statements. The Company reviews long-lived assets to be held and used, including related goodwill, for possible impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. If such events or changes in circumstances are present, a loss is recognized to the extent the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition.

     F.   Deferred Costs:

      Costs incurred for the installation of direct access lines are amortized on a straight-line basis over the estimated useful life of three to ten years. Accumulated amortization of deferred installation costs totaled approximately $6.4 million and $4.5 million at December 31, 1996 and 1995, respectively.

     G.   Goodwill and Customer Base:

      Each of the Company's acquisitions have been accounted for as purchases and, accordingly, the purchase prices were allocated to the assets and liabilities of the acquired companies based on their fair values at the acquisition date.

      As of August 1, 1995, ACC TelEnterprises Ltd. acquired Metrowide Communications ("Metrowide"). Metrowide, based in Toronto, Canada, provides local and long distance services to customers based in Ontario and Quebec, Canada. The results of operations of Metrowide are included in the accompanying financial statements since the date of acquisition. The total cost of the acquisition was Cdn. $15.1 million (US $11.0 million) including Cdn. $9.1 million (US $6.6 million) of liabilities assumed. All payments related to the purchase price of the acquisition have been made as of December 31, 1996.

     In May 1996, ACC Canada purchased certain assets and assumed certain liabilities of Internet Canada Corp., a company based in Toronto, Canada, which is engaged in the business of providing Internet access and website design and development. The purchase price was Cdn. $5.2 million. All payments related to the purchase price of the acquisition have been made as of December 31, 1996.

      Goodwill of Cdn. $11.1 million (US $8.1 million) associated with the ACC TelEnterprises Ltd. asset purchases is being amortized over 20 years.

      Also in 1996, as described above, the Company repurchased a significant portion of the minority interest in ACC TelEnterprises Ltd. The minority-held shares were purchased for Cdn. $21.50 per share, which represented a premium over the book value of the shares. The total amount paid in 1996 for this acquisition was Cdn. $43.7 million (US $32.0 million). In 1997, the remaining 6.1% interest was acquired for Cdn. $9.0 million (US $6.6 million). The resulting goodwill, approximately Cdn. $48.0 million (US $35.0 million), will be amortized over a 40 year life.

      The following unaudited pro forma summary gives effect to the acquisition of Internet Canada Corp. and the acquisition of the minority interest of ACC Canada as if they had occurred at the beginning of 1995, after giving effect to certain pro forma adjustments, including elimination of the minority interest in earnings of ACC Canada, amortization of the goodwill and customer base acquired in the acquisitions, interest expense on the acquisition financing, and related income tax effects. This unaudited pro forma financial information is presented for informational purposes only and may not be indicative of the results of operations as they would have been if the acquisitions had occurred at the beginning of 1995, nor is it necessarily indicative of the results of operations which may occur in the future. Anticipated efficiencies from the combination of Internet Canada and ACC Canada are not fully determinable and therefore have been excluded from the amounts included in the pro forma summary below (in thousands, except per share data).
                                             (Unaudited)
                                        Years ended December 31,
                                            1996         1995

Total revenue                             $308,767     $188,866
Income (loss) from    operations            13,175       (1,066)
Net income(loss)                             5,372       (8,659)
Share data:
Net income (loss)                            $0.34       $(0.74)
Net   income   (loss)   applicable
to   common   stock                          $0.18       $(0.79)
Weighted    average   shares
outstanding                                 15,641       11,685

      Accumulated amortization of all goodwill approximated US $0.5 million and $0.1 million at December 31, 1996 and 1995, respectively. The Company amortizes acquired customer bases on a straight-line basis over five to seven years. Accumulated amortization of customer base totaled approximately $5.5 million and $3.1 million at December 31, 1996 and 1995, respectively.
     H.   Common and Common Equivalent Shares:

      Primary earnings per common share are based on the weighted average number of common shares outstanding during the year and the assumed exercise of dilutive stock options and warrants, less the number of treasury shares assumed to be purchased from the proceeds using the average market prices of the Company's Class A Common Stock.

     The weighted average number of common shares outstanding for the fiscal years ended December 31, 1996, 1995, and 1994 were approximately 15.641 million shares, 11.685 million shares, and
10.603 million shares, respectively.

      Primary earnings per share were computed by adjusting net income (loss) for dividends and accretion applicable to Series A
Preferred Stock, prior to its conversion into common shares in October 1996.

      Fully diluted earnings per share are not presented for the years ended December 31, 1996, 1995, or 1994 because the effect on earnings per share of common stock equivalents and potentially dilutive securities would be anti-dilutive.

      All references to common and common equivalent shares have been retroactively restated to reflect an August 8, 1996 three-for-two stock dividend.

     I.   Foreign Currency Translation:

      Assets and liabilities of ACC TelEnterprises Ltd. and ACC Long Distance UK Ltd., operating in Canada and the United Kingdom, respectively, are translated into US dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the exchange rate at the date of the transaction. The effects of exchange rate fluctuations on translating foreign currency assets and liabilities into US dollars are included as part of the cumulative translation adjustment component of shareholders' equity, while gains and losses resulting from foreign currency transactions are included in net income.

     J.   Income Taxes:

      The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

     K.   Cash Equivalents:

      The Company considers investments with a maturity of less than three months to be cash equivalents.

     L.   Derivative Financial Instruments:

      The Company uses derivative financial instruments to reduce its exposure to market risks from changes in foreign exchange rates and interest rates. The Company does not hold or issue financial instruments for speculative trading purposes. The derivative instruments used are currency forward contracts and interest rate swap agreements. These derivatives are non-leveraged and involve little complexity.

     The Company monitors and controls its risk in the derivative transactions referred to above by periodically assessing the cost of replacing, at market rates, those contracts in the event of default by the counterparty. The Company believes such risk to be remote. In addition, before entering into derivative contracts, and periodically during the life of the contracts, the Company reviews the counterparty's financial condition.

      The Company enters into contracts to buy and sell foreign currencies in the future in order to protect the US dollar value of certain currency positions and future foreign currency transactions. The gains and losses on these contracts are included in income in the period in which the exchange rates change. The discounts and premiums on the forward contracts are amortized over the life of the contracts.

      At  December  31,  1996, the Company had  foreign  currency contracts outstanding to sell forward the US dollar equivalent of
Cdn.  $38.4  million  and  14.5 million pounds  sterling.   These
contracts mature throughout 1997.

      At December 31, 1995, the Company had foreign currency contracts outstanding to sell forward the US dollar equivalent of Cdn. $37.9 million and 5.3 million pounds sterling and to buy forward the US dollar equivalent of Cdn. $10.0 million and
2.7 million pounds sterling.

      The Company has entered into a cross-currency rate swap transaction with a financial institution which hedges a portion of intercompany debt from the Canadian subsidiary and also converts the variable rate of interest to a fixed rate. The agreement, which commenced on December 31, 1996, has a two-year term. Under the agreement, the Company pays a fixed rate of interest on a Canadian dollar note and receives a variable rate of interest on a US dollar receivable. The Company's obligation is Cdn. $33.5 million, and quarterly interest payments at a rate of 6.98% are due, commencing on March 31, 1997. The Company's receivable under this agreement is $25.0 million, and interest is due quarterly at a rate of US prime, commencing on March 31, 1997. The net of the receivable and the payable is reflected on the balance sheet at December 31, 1996.

      The Company may use interest rate swaps to effectively convert variable rate obligations to a fixed rate basis. The differentials to be received or paid under these agreements are recognized as an adjustment to interest expense related to the debt. Gains and losses on terminations of interest rate swaps are recognized when terminated in conjunction with the retirement of the associated debt. The fair value of interest rate swap agreements is estimated based on quotes from the market makers of these instruments and represents the estimated amounts that the Company would expect to receive or pay to terminate these agreements. The Company's exposure related to these interest rate swap agreements is limited to fluctuations in the interest rate. At December 31, 1996, the Company was not a party to any interest rate swap agreements.

     M.   Financial Instruments:

      The carrying amounts of cash and cash equivalents, trade receivables, other current assets, accounts payable, and amounts included in accruals meeting the definition of a financial instrument approximate fair value because of the short-term maturity of these instruments. The carrying value and related estimated fair values for the Company's remaining financial instruments are as follows:

                                                December 31, 1996           December 31,1995
(in 000s)                                     Carrying    Estimated      Carrying     Estimated
                                               Amount     Fair Value     Amount      Fair Value

Off balance sheet financial instruments:
Foreign   exchange   forward   contracts          -        $52,800      $   -        $24,500

Foreign  currency  swap  agreement receivable    25,000     25,000          -            -
Foreign   currency   swap  agreement  payable    24,516     24,516          -            -
Lines    of   credit                                730        730         20,973     20,973
Long  term  debt,  including current portion      9,528      9,528         11,962     11,962
Series A Preferred Stock                            -         -             9,448     10,400

      Based on borrowing rates currently available to the Company for loans and lease agreements with similar terms and average maturities, the fair value of its debt approximates its recorded value. Foreign currency contract obligations are estimated by obtaining quotes from brokers. Letters of credit and line of credit amounts are based on fees currently charged for similar arrangements.

          N.   Stock-Based Compensation:

      In 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which permits either recording the estimated value of stock-based compensation over the applicable vesting period or disclosing the unrecorded cost and the related effect on earnings per share in the notes to the financial statements. In the current year, the Company has elected to comply with the disclosure provisions of the statement. The effects of SFAS 123 in the pro forma disclosures are not indicative of future amounts. The statement does not apply to awards prior to 1995, and additional awards are anticipated.

          O.   Use of Estimates:

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     P.   Reclassifications:

      Certain  reclassifications have  been  made  to  previously reported  balances  for  1995 and 1994 to  conform  to  the  1996 presentation.

2.   Operating Information

     A.  Description of Business

       ACC is a switch-based provider of telecommunications services in the United States, Canada, and the United Kingdom. The Company primarily offers long distance telecommunications services to a diversified customer base of businesses, residential customers, and educational institutions. ACC also provides local telephone service as a switch-based provider of local exchange services in upstate New York and as a reseller of local exchange Centrex services in Ontario and Quebec, Canada. ACC primarily targets business customers with both local service and long distance needs, selected residential customers, and colleges and universities. For the year ended December 31, 1996, long distance revenues accounted for approximately 91% of total Company revenues, while local exchange revenues and data-line sales were 4% and 2%, respectively, of total Company revenues.

      ACC operates a telecommunications network consisting of seven long distance international and domestic switches located in the United States, Canada, and the United Kingdom; three local exchange switches in the United States; leased transmission lines; and network management systems designed to optimize traffic routing. The Company also has plans to install three additional long distance switches in Canada, the US and the UK and three additional local exchange switches in the northeastern US.

      At December 31, 1996, approximately $15.5 million of the Company's telecommunications equipment was located on 55 university, college, and preparatory school campuses in the northeastern United States and in the United Kingdom. Each of these institutions has signed agreements, with original terms ranging from three to eleven years, for the provision of a variety of services by the Company.

      In the United States, the Federal Communications Commission ("FCC") and relevant state Public Service Commissions ("PSCs") have the authority to regulate interstate and intrastate rates, respectively, ownership of transmission facilities, and the terms and conditions under which the Company's services are provided. Legislation that substantially revises the US Communications Act of 1934 (the "US Communications Act") was signed into law on February 8, 1996. The legislation provides specific guidelines under which the regional operating companies ("RBOCs") can provide long distance services, which will permit the RBOCs to compete with the Company in the provision of domestic and international long distance services. Further, the legislation, among other things, opens local service markets to competition from any entity (including long distance carriers such as AT&T, cable television companies, and utilities).

      Because the legislation opens the Company's US markets to additional competition, particularly from the RBOCs, the Company's ability to compete could be adversely affected. Moreover, as a result of and to implement the legislation, certain federal and other governmental regulations will be amended or modified, and any such amendment or modification could have a material adverse effect on the Company's business, results of operations, and financial condition.

      In Canada, services provided by ACC TelEnterprises Ltd. are subject to or affected by certain regulations of the Canadian Radio-television and Telecommunications Commission (the "CRTC"). The CRTC is in the process of examining the barriers to competition in the local telephone market and plans to announce rules for local competition in 1997 for implementation in 1998. These rules will enable ACC Canada to bundle services and provide customers with local as well as long distance services in areas that are not presently open to competition. The CRTC also mandated in 1996 that local phone companies provide pay phones with swipe access for competitors' calling cards. Implementation of these rules will enable ACC Canada to improve its competitive position in the calling card market.

       The telecommunications services provided by ACC Long Distance UK Ltd. are subject to and affected by regulations introduced by The Office of Telecommunications, the UK telecommunications regulatory authority ("Oftel"). In 1997, it is expected that Oftel will address the issues of number portability for 800 numbers and equal access in the UK.

     In addition to regulation, the Company is subject to various risks in connection with the operation of its business. These risks include, among others, dependence on transmission facilities-based carriers and suppliers, price competition, and competition from larger industry participants.

       Concentrations with respect to trade receivables are limited, except with respect to resellers, due to the large number of customers comprising the Company's customer base and their dispersion across many different industries and geographic regions. At December 31, 1996, approximately 31% of the Company's billed accounts receivable balance was due from resellers.

     B.   Equal Access Costs:

     During 1994, the Company initiated the process of converting its network to equal access for its Canadian customers. Costs associated with this process were approximately $2.2 million and included maintaining duplicate network facilities during transition, recontacting customers, and the administrative expenses associated with accumulating the data necessary to convert the Company's customer base to equal access.

3.   Debt, Lines of Credit, and Financing Arrangements

     A.   Debt:

      The  Company  had  the  following debt  outstanding  as  of
December 31, 1996 and 1995 (dollars in thousands):
                                                                 1996       1995

     Senior credit facility                                     $  -     $20,973
     Working capital lines of credit                              730        -
     Capitalized lease obligations payable in total monthly
          installments of $369 including interest, with rates
          ranging from 7.0% to 28.0%, maturing through
          2000, collateralized by related equipment             9,528      9,996
     Notes payable to previous Metrowide owners,
          interest rates ranging from 7.5% to 9.0%                -        1,966
                                                              $10,258    $32,935
     Less current maturities                                   (4,251)    (4,885)
                                                               $6,007    $28,050


                                                                 Year   Amount
                                                              (dollars in thousands)

     Maturities of debt, including capital lease obligations,
          are as follows at December 31, 1996:                   1997   $ 4,251
                                                                 1998     3,216
                                                                 1999     1,976
                                                                 2000       815
                                                           Thereafter         -
                                                                        $10,258

      Subsequent to December 31, 1996, the Company made an early repayment, using funds borrowed under the amended credit facility, of a capitalized lease obligation which had total future payments, included in the above schedule, of approximately $4.0 million.

     B.   Senior Credit Facility and Lines of Credit:

      On July 21, 1995, the Company entered into an agreement for a $35.0 million five year senior revolving credit facility with two financial institutions. Borrowings are limited individually to $5.0 million for ACC Long Distance UK Ltd. and $2.0 million for ACC National Telecom Corp., with total borrowings for the Company limited to $35.0 million. Initial borrowings under the agreement were used to pay down and terminate the Company's previously existing lines of credit and to pay fees related to the transaction. Subsequent borrowings have been, and will be, used to finance capital expenditures and to provide working capital. Fees associated with obtaining the financing are being amortized over the term of the agreement.

      In conjunction with the closing, the Company issued to a financial advisor warrants to purchase 45,000 shares of the Company's Class A Common Stock at an exercise price of $10.67 per share. The warrants were exercised in October 1996.

     The agreement limits the amount that may be borrowed against
this  facility based on the Company's operating cash  flow.   The
agreement also contains certain covenants including restrictions on the payment of dividends, maintenance of a maximum leverage ratio, minimum debt service coverage ratio, maximum fixed charge coverage ratio, and minimum net worth, all as defined under the agreement and subjective covenants. At December 31, 1996, the
Company   had  available  $32.4  million  under  this   facility.
Borrowings under the facility are secured by certain of the Company's assets and will bear interest at either the LIBOR rate or the base rate (base rate being the greater of the prime interest rate or the federal funds rate plus .5%), with additional percentage points added based on a ratio of debt to operating cash flow, as defined in the agreement. The weighted average interest rate for borrowings during 1996 was 7.8%.

      Under the agreement, the Company is obligated to pay the financial institution an aggregate contingent interest payment based on the minimum of $750,000 or the appreciation in value of 140,000 shares of the Company's Class A Common Stock over the 18-month period ending January 21, 1997, but not to exceed $2.1 million. A payment of $2.1 million was made on January 15, 1997 in conjunction with the amendment to the credit facility, and was reflected as an accrued expense on the accompanying balance sheet at December 31, 1996.

      In connection with the agreement, the Company must enter into hedging agreements with respect to interest rate exposure. The agreements have certain conditions regarding the interest rates, are subject to minimum aggregate balances of $10.0 million, and must have durations of at least two years. The Company entered into three interest rate swap agreements in 1995 to convert the variable interest rate charged on $11.5 million of the outstanding credit facility to a fixed rate. Under these agreements, the Company was required to pay a fixed rate of interest on a notional principal balance. In return, the Company receives a payment of an amount equal to the variable rate calculated as of the beginning of the month. These three interest rate swap agreements outstanding at December 31, 1995 were cancelled during 1996 when the outstanding balance on the line of credit was repaid using proceeds from the Class A Common Stock offering (see Note 6A). There were no interest rate swap agreements in place at December 31, 1996.

      At December 31, 1996, the Company had issued letters of credit totaling $2.6 million which reduce the available balance of the credit facility. The letters of credit guarantee performance to third parties. Management does not expect any material losses to result from these off-balance sheet instruments because the Company will meet its obligations to the third parties.

      On January 14, 1997, the Company signed an agreement with the same financial institution to provide a $100.0 million credit facility to the Company which will amend and restate the current $35.0 million facility discussed above. The amended credit facility is syndicated among five financial institutions. Borrowings can be made in US dollars, Canadian dollars, and British pounds, and are limited individually to $30.0 million for ACC Canada, $20.0 million for ACC UK, and $15.0 million for the local exchange business of the US operation, with total borrowings for the Company limited to $100.0 million. The amended facility will be used to finance capital expenditures, provide working capital, and to provide capital for acquisitions. The amended facility provides for financial covenants which are less restrictive than the existing facility. The maximum aggregate principal amount of the amended facility is required to be reduced by $8.0 million per quarter commencing on March 31, 1999 until December 31, 2000, and by $9.0 million per quarter commencing on March 31, 2001 until maturity of the loan in January 2002.

     C.     Working Capital Lines of Credit:

      The Company has two working capital lines of credit for daily cash management. The first is a US $1.0 million facility, due on demand, with an interest rate equal to US prime. Outstanding borrowings on this line at December 31, 1996 totaled $730,000 and the weighted average interest expense for the year ended December 31, 1996 was 8.25%. The second line is a Cdn. $1.0 million facility, due on demand, with an interest rate equal to Canadian prime plus .5%. There were no outstanding borrowings on this line at December 31, 1996.

4.   Income Taxes

      The  following  is  a summary of the US and  non-US  income
(loss) from operations before provision for (benefit from) income taxes and minority interest, the components of the provision for (benefit from) income taxes and deferred income taxes, and a reconciliation of the US statutory income tax rate to the effective income tax rate.

      Income (loss) from operations before provision for (benefit from) income taxes and minority interest (dollars in thousands):

                                          1996      1995      1994

     US                                 $  6,675  $ 1,510    $ 1,301
     Non-US                                4,184   (6,335)   (11,545)
                                        $ 10,859  $(4,825)  $(10,244)

     Provision  for  (benefit  from)  income  taxes
      (dollars  in thousands):

                                          1996       1995     1994

     Current:
       US                                 $2,689     $581      $(867)
       Non-US                                 -        -          -
                                          $2,689     $581      $(867)

     Deferred:
       US                                   (504)    (185)     1,298
       Non-US                                  -        -      3,025
                                            (504)    (185)     4,323
                                          $2,185     $396     $3,456

      Provision for (benefit from) deferred income taxes
       (dollars in thousands):

                                          1996       1995     1994

     Difference between tax and book
      depreciation and amortization       $526      $772     $2,178
     Valuation allowance                    98     2,223      6,851
     Contingent interest                  (459)       -         -
     Severance costs                      (568)         -         -
     Software development costs               -     (502)       502
     Other temporary differences          (101)     (103)       171
     Net operating loss                     -     (2,575)    (5,379)
                                         ($504)    ($185)    $4,323

      Reconciliation of US statutory income tax rate to effective income tax rate:

                                          1996       1995      1994

US statutory income tax rate              34.0%     (34.0% )  (34.0%)
Non-deductible goodwill and customer base  2.6        2.7       1.2
Foreign income taxes, including
     valuation allowance                 (13.1)      44.6      66.6
State tax benefit                           -        (2.4)      -
Other                                     (3.4)      (2.7)      -
Effective income tax rate                 20.1%       8.2%     33.8%

      Deferred income tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 1996, the Company had unused tax benefits of approximately $6.7 million related to non-US net operating loss carryforwards totaling $16.5 million for income tax purposes, of which $7.2 million have an unlimited life, $2.8 million expire in 2000, $5.0 million expire  in  2001,  $0.9 million expire in 2002, and  $0.5  million expire in 2003. In addition, the Company had $1.0 million of deferred tax assets related to non-US temporary differences. The valuation allowance was decreased by $3.3 million to approximately $7.7 million to reflect tax benefits recognized during 1996. The remaining valuation allowance reflects the uncertainty of realizing the benefit of the non-US loss carryforwards.

      The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of December 31, 1996 and 1995 (dollars in thousands):

                                                     1996      1995

     Deferred tax assets:
       Depreciation and amortization - non-US        $967    $1,122
       Contingent interest                            459         -
       Severance costs                                568         -
       Other non-deductible reserves and accruals     528       647
       Non-US operating loss carryforwards          6,702     9,816
       Less - valuation allowance for non-US
        deferred tax assets                        (7,669)  (10,938)
       Net deferred tax assets                      1,555       647
     Deferred tax liabilities:
       Depreciation and amortization               (2,767)   (2,577)
                                                  $(1,212)  $(1,930)

5.   Redeemable Preferred Stock

      On May 22, 1995, the Company completed a $10.0 million private placement of 12% subordinated convertible debt to a group of investors. The notes were converted into 10,000 shares of cumulative, convertible Series A Preferred Stock on September 1, 1995. The Series A Preferred Stock had a liquidation value of $1,000 per share, and accrued cumulative dividends, compounded on the accumulated and unpaid balance, as defined, at a rate of 12% annually. The Series A Preferred Shares were converted into 937,500 shares of Class A Common Stock at a conversion price of $10.67 per share in October 1996. Pursuant to the terms of the Series A Preferred Stock, the cumulative dividends were forfeited, due to conversion by the investors.

      The Series A Preferred Stock contained terms of mandatory redemption, on the seventh anniversary of the private placement, at a price per share equal to the greater of (i) the liquidation value of $1,000 per share plus all accrued and unpaid dividends; or (ii) the fair market value of the underlying Class A Common Stock into which the Series A Preferred Stock was convertible.

      Concurrent with the private placement, warrants to purchase 150,000 shares of the Company's Class A Common Stock were issued at an initial exercise price of $10.67 per share. These warrants were exercised in October, 1996. In addition, the Company issued warrants to purchase Class A Common Stock that were to become exercisable upon one or more optional repayments of the Series A Preferred Stock at an exercise price of $10.67 per share, subject to adjustments, as defined, and permitted each holder to acquire initially the same number of shares of Class A Common Stock into which the Series A Preferred Stock was convertible as of the relevant repayment date. These warrants were extinguished in October 1996, as a result of the conversion of the Series A Preferred shares.

      The Series A Preferred Stock outstanding as of December 31, 1995 is reflected on the accompanying balance sheet as redeemable preferred stock, and is shown inclusive of cumulative unpaid dividends and accretion to liquidation value, and net of unamortized issuance costs of approximately $1.1 million. Upon conversion in October 1996, these costs were reclassified into the appropriate equity accounts.

6.   Equity

     During 1995, the Company's shareholders approved an amendment to the Company's Certificate of Incorporation that authorized the creation of 2,000,000 shares of Series A Preferred Stock, par value $1.00 per share; authorized the creation of 25,000,000 shares of Class B non-voting Common Stock, par value $.015 per share; and redesignated the 50,000,000 shares of Common Stock, par value $.015 per share, that were previously authorized, for issuance as 50,000,000 shares of Class A Common Stock.

     On June 14, 1996, the Company's Board of Directors authorized a three-for-two stock split, in the form of a stock dividend issued on August 8, 1996 of the Company's Class A Common Stock to shareholders of record as of July 3, 1996. Share and per share amounts in the accompanying financial statements and footnotes have been adjusted for the split.


     A.   Public Offerings:

     In May 1996, the Company completed a public offering of 3,018,750 shares of its Class A Common Stock at a price of $22.50 per share. The offering raised net proceeds of $63.1 million, after deduction of fees and expenses of approximately $4.8 million. The net proceeds were used to reduce all indebtedness under the Company's credit facility, for working capital needs, and for capital expenditures.

     In October 1996, the Company completed a public offering of 1,194,722 shares of its Class A Common Stock, on behalf of selling shareholders, at a price of $45.00 per share. 937,500 of the shares resulted from the conversion to Class A Common Stock of all of the outstanding Series A Preferred Stock (see Note 5). Additionally, outstanding warrants and options to purchase the Company's Class A Common Stock were exercised by the holders and the underlying shares of Class A Common Stock were sold. The Company received the exercise price of the warrants and options, approximately $2.1 million, and incurred fees and expenses of approximately $270,000.

     B.   Private Placement:

      During 1995, the Company made an offshore sale of 1,237,000 shares of its Class A Common Stock at an average price of $9.69 per share. The sale raised net proceeds of $11.1 million after deduction of fees and expenses of $0.9 million. In conjunction with this transaction, warrants to purchase 123,750 shares of Class A Common Stock at an exercise price of $9.60 per share were issued. These warrants were exercised in 1995.

     C.   Stock-Based Compensation:

      The Company has four stock-based compensation plans, which are described below. The Company accounts for these plans under APB Opinion No. 25. Accordingly, no compensation cost has been recognized for incentive stock options, nonqualified stock options, and the employee stock purchase plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below ( in thousands, except per share data):

                                                  1996            1995
Net income (loss)                 As reported    $7,765         $(5,354)
                                  Pro forma      $4,869         $(6,251)

Net income (loss) per common and  As reported     $0.34          $(0.50)
 common equivalent share          Pro   forma     $0.15          $(0.58)

Fully diluted earnings per share are not presented because the effect is anti-dilutive.

      Compensation cost for stock incentive right agreements recognized in the statement of operations for the year ended December 31, 1996 was approximately $0.1 million. There were no stock incentive right agreements issued in 1995 or 1994. The Statement 123 method of accounting has not been applied to options granted prior to January 1, 1995, so the resulting pro forma compensation cost may not be representative of that to be expected in future years.

          Employee Long-Term Incentive Plan:

      The Company has an Employee Long-Term Incentive Plan (the "Plan"), whereby options to purchase shares of Class A Common Stock may be granted to officers and key employees of the Company. In October 1994, the Company's shareholders approved an amendment to the Plan which increased shares reserved for issuance to 3,000,000 shares of Class A Common Stock. In July 1995, shareholders of the Company approved an additional 750,000 shares of Class A Common Stock to be reserved for issuance under this Plan, and authorized the issuance of stock incentive rights ("SIRs") thereunder. In June 1996, the Company's shareholders approved an additional 750,000 shares for issuance under the Plan, bringing the total shares reserved for issuance to 4,500,000. The exercise price of the stock options must not be less than the market value per share at the date of grant, and no options shall be exercisable after ten years and one day from the date of grant. Options generally become exercisable on a pro-rata basis over a four-year period beginning on the date of grant and 25% on each of the three anniversary dates thereafter. SIRs represent the right to receive shares of the Company's Class A Common Stock without any cash payment to the Company, conditioned only on continued employment with the Company through a specified incentive period of at least three years. At December 31, 1996, SIRs for 30,000 shares had been awarded. 50% of the shares vest over a three-year period which began on February 5, 1996, 25% vest over the four-year period beginning February 5, 1996, and the remaining 25% vest over the five-year period beginning February 5, 1996.

      For purposes of the pro forma disclosure above, the fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995:

                                       1996      1995

Dividend yield                          0%        0%
Expected volatility                     43%       44%
Risk-free interest rate                 5.6%      7.26%
Expected life                             3 years    3 years

       Changes  in the status of the Plan during 1996,  1995,  and
1994 are summarized as follows:
                                         1996              1995              1994
                                   Shares  Wtd. Avg   Shares Wtd. Avg   Shares  Wtd.Avg.
                                   (000s) Ex.Price    (000s) Ex.Price   (000s)  Ex. Price
Outstanding  at  beg. of year      1,606  $  8.81     1,178  $   9.02     696  $ 6.56
Granted                              681    14.95       512     10.23     983   11.09
Exercised                           (588)    7.99       (50)     9.53    (154)   2.37
Forfeited                           (101)    8.72       (34)    10.42    (347)  12.73
Outstanding  at  end  of  year     1,598    13.97     1,606      8.81   1,178    9.02
Number of options at end of year:
Exercisable                          637    12.65       608      7.94     290    5.89
Available for grant                  895                725               453
Weighted average fair
value of options granted           $7.09               $3.69             N/A

      The  following  table  summarizes  information  about  stock options outstanding at December 31, 1996 (shares in thousands):
                  Options  Outstanding        Options Exercisable
                   Number        Wgt-Avg.                Number
Range    of      Outstanding    Remaining   Wgt. Avg.   Exercisable Wgt- Avg.
Exer.  Prices    at 12/31/96   Cont. Life  Exer. Price  at 12/31/96 Exe. Price

$0 to 9.50           282        6.9 years    $ 8.30         128      $ 9.18
$9.83 to 12.50       724        7.7           10.72         390       10.94
$15.37               435        9.0           15.37          80       15.37
$28.83               102        9.5           28.83          25       28.83
$45.00 to 48.19       55        9.7           47.16          14       47.16
$0 to 48.19        1,598        8.1           13.97         637       12.65

     Employee Stock Purchase Plan:

      In  October  1994,  the Company's shareholders  approved  an employee  stock purchase plan which allows eligible  employees  to purchase shares of the Company's Class A Common Stock at 85% of market value on the date on which the annual offering period begins, or the last business day of each calendar quarter in which shares are purchased during the offering period, whichever is lower. Class A Common Stock reserved for future employee purchases aggregated 676,087 shares at December 31, 1996. There were 19,131 shares issued at an average price of $7.93 during the year ended December 31, 1994; 35,450 shares issued at an average price of $8.37 per share during the year ended December 31, 1995; and 19,341 shares issued at an average price of $17.69 per share during the year ended December 31, 1996. There have been no charges to income in connection with this plan other than incidental expenses related to the issuance of shares. The weighted average fair value of shares offered in 1996 and 1995 were $3.80 and $1.86, respectively.

      For purposes of the pro forma disclosure above, the fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995:

                                         1996           1995

Dividend yield                          0%                  0%
Expected volatility                     19%                 18%
Risk-free interest rate                 5.77%               7.66%
Expected  life                          3  months           3 months


          Non-Employee Directors' Stock Option Plan:

      In June 1996, the Company's shareholders approved a Non-Employee Directors' Stock Option Plan (the Directors' Stock Option
Plan). The Directors' Stock Option Plan provides for grants of options to purchase 7,500 shares of Class A Common Stock at an exercise price of 100% of the fair market value of the stock on the date of grant, which options vest at the first anniversary of the date of grant. The maximum number of shares with respect to which options may be granted under the Directors' Stock Option Plan is 375,000 shares, subject to adjustment for stock splits, stock dividends, and the like.

      Each option shall be exercisable for ten years and one day after its date of grant. Any vested option is exercisable during the holder's term as a director (in accordance with the option's terms) and remains exercisable for one year following the date of termination as a director (unless the director is removed for cause). Exercise of the options would involve payment in cash, securities, or a combination of cash and securities.

For purposes of the pro forma disclosure above, the fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995:

                                   1996           1995

Dividend yield                     0%                -
Expected volatility               44%                -
Risk-free interest rate         5.39%                -
Expected life                      3 years           -

Changes in the status of the Directors' Stock Option Plan during 1996 are summarized as follows:

                                 Shares   Weighted Average
                                 (000s)   Exercise Price

Outstanding at beginning of year    -     -
Granted                            60    $22.08
Exercised                          -         -
Forfeited                          -          -
Outstanding at end of year         60    $22.08
Number of options at end of year:
Exercisable                        60    $22.08
Available for grant               315
Range of prices:
Granted during the year          $15.33 - 28.83
Outstanding at end of year       $15.33 - 28.83
Exercised during the year        $  -
Weighted average fair
 value of options granted        $5.41

The table summarizing information about stock options outstanding, required by SFAS 123, is not included, as the impact of the application of this statement would not be material.

     United Kingdom Sharesave Scheme:

      In August 1996, the Executive Compensation Committee of the Board of Directors approved the United Kingdom Sharesave Scheme whereby eligible employees of ACC UK are entitled to purchase shares of the Company's Class A Common Stock at an exercise price equal to 85% of market value on the date that the purchase period begins. Employees contribute the purchase price through monthly payroll deduction of a predetermined amount, not to exceed 250 pounds sterling, over a three year period, at the end of which the shares are purchased. A total of 150,000 shares are reserved for issuance under this plan, of which options for 17,160 shares at an exercise price of $32.08 were granted in 1996. The weighted average fair value of options offered in 1996 was $14.29.

      For purposes of the pro forma disclosure above, the fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995:

                                     1996           1995

Dividend yield                          0%           -
Expected volatility                  40.8%           -
Risk-free interest rate              6.45%           -
Expected life                           3 years      -

7.   Treasury Stock

      In January 1994, an officer of the Company exercised stock options to acquire 148,500 shares of the Company's Class A Common Stock at $2.20 per share by delivering to the Company 24,813 common shares at the then current market price of $13.17 per share.

      The average cost of all treasury stock currently held by the Company is $1.48 per share.

8.   Commitments and Contingencies

     A.   Operating Leases:

     The Company leases office space and other items under various agreements expiring through 2004. At December 31, 1996, the minimum aggregate payments under non-cancelable operating leases are summarized as follows (dollars in thousands):




         Year                          Amount
         1997                         $ 3,927
         1998                           4,089
         1999                           3,970
         2000                           3,455
         2001                           3,294
     Thereafter                         7,970
                                      $26,705

      Rent expense for the years ending December 31, 1996, 1995, and 1994 was approximately $4,006,000, $1,965,000, and $1,640,000, respectively.

     B.   Employment and Other Agreements:

      The Company has an agreement with its chairman and chief executive officer, which has a two year term expiring in October 1997 and which provides for continuation of salary and benefits for the term of the agreement, in the event of a change in control of the Company. At December 31, 1996, the Company's maximum potential liability under this agreement was approximately $300,000.

      The Company had a contract with the former chairman which provided for an annual base salary, including an annual bonus and other benefits during his employment term, and also for a payment of $1.0 million, payable over a three year term, in the event that he resigned or was terminated without cause. During 1996, the chairman of the board resigned his position as chairman of the Company. At December 31, 1996, under this agreement, the Company has accrued the entire $1.0 million, and a payment of $0.3 million was made in January 1997. In consideration for a non-compete agreement which has a three year term beginning in January 1997, the former chairman received a payment of $750,000, which was expensed in 1995.

      The Company has entered into employee continuation incentive agreements with certain other key management personnel. These agreements provide for continued compensation and continued vesting of options previously granted under the Company's Employee Long Term Incentive Plan for a period of up to one year in the event of termination without cause or in the event of termination after a change in control of the Company. At December 31, 1996, the Company's estimated maximum potential liability under these agreements totaled approximately $3.0 million.

     C.   Purchase Commitments:

      At December 31, 1996, the Company had outstanding purchase commitments totaling approximately $4.6 million related to the purchase of local exchange switches for the US business and the purchase of a long distance switch for the UK operation.

      In  1993,  ACC  Long  Distance Ltd.,  a  subsidiary  of  ACC
TelEnterprises Ltd., entered into an agreement with one of its vendors to lease long distance facilities totaling a minimum of Cdn. $1.0 million per month for seven years. The Company currently leases more than Cdn. $1.0 million per month of such facilities from this vendor. This commitment allows the Company to receive up to a 60% discount on certain monthly charges from this vendor.

     D.   Defined Contribution Plans:

      The Company provides a defined contribution 401(k) plan to substantially all US employees. Amounts contributed to this plan by the Company were approximately $240,000, $183,000, and $167,000 in 1996, 1995, and 1994, respectively. The Company's Canadian subsidiary provides a registered retirement savings plan to substantially all Canadian employees. Amounts contributed to this plan by the Company were Cdn. $186,000, Cdn. $106,000, and Cdn. $62,000 in 1996, 1995, and 1994, respectively.

     E.   Annual Incentive Plan:

      During 1996 and 1995, the Company's Board of Directors authorized incentive bonuses based upon the Company's sales, gross margin, operating expenses, and operating income. Prior to 1995, incentive bonuses were discretionary as determined by the Company's management and approved by the Board of Directors. The amounts included in operations for these incentive bonuses were approximately $2.6 million, $1.4 million, and $0.6 million for the years ended December 31, 1996, 1995, and 1994, respectively.

     F.   Legal Matters:

     The Company is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liability as of December 31, 1996 will not have a material adverse effect on the Company's financial condition or results of operations.

9.   Geographic Area Information (dollars in thousands)

Year ended December 31, 1996:
                                     United            United
                                     States   Canada   Kingdom  Eliminations Consolidated

Revenue from unaffiliated customers  $99,461  $117,168  $92,138   $   -        $308,767
Intercompany   revenue                35,060     2,917    3,519    (41,496)          -
Total revenue                       $134,521  $120,085  $95,657   $(41,496)    $308,767
Income from operations
  before income taxes                $ 6,676    $3,452     $731   $   -         $10,859
Identifiable assets at
 December 31,  1996                 $182,435   $94,165  $49,667  $(122,236)    $204,031


Year ended December 31, 1995:

                                     United            United
                                     States   Canada   Kingdom  Eliminations Consolidated

Revenue from unaffiliated customers $65,975   $84,421  $38,470    $    -       $188,866
Intercompany  revenue                15,256     4,071    1,143     (20,470)       -
Total revenue                       $81,231   $88,492  $39,613    $(20,470)    $188,866
Income (loss) from operations
  before income taxes              $  1,512     $ 456  $(6,793)   $    -        $(4,825)
Identifiable assets
 at December 31, 1995              $105,995   $43,775  $31,593   $ (57,379)    $123,984

Year ended December 31, 1994:

                                     United            United
                                     States   Canada   Kingdom  Eliminations Consolidated

Revenue from unaffiliated customers $54,599   $67,728  $ 4,117   $    -        $126,444
Intercompany revenue                  6,698     2,175    1,004      (9,877)          -
Total revenue                      $ 61,297   $69,903   $5,121   $  (9,877)    $126,444
Income (loss) from operations
  before income taxes            $   1,300   $ (5,742) $(5,802)  $     -       $(10,244)
Identifiable assets
 at December 31, 1994             $119,021    $30,073  $10,422   $ (75,068)    $ 84,448

      Intercompany revenue is recognized when calls are originated in one country and terminated in another country over the Company's leased network. This revenue is recognized at rates similar to those charged by unaffiliated companies. Income from operations before income taxes of the Canadian and United Kingdom operations includes corporate charges for general corporate expenses and interest.

     Corporate general and administrative expenses are allocated to subsidiaries based on time dedicated to each subsidiary by members of corporate management and staff.

10.  Related Party Transactions

      The Company's headquarters is in a building owned by a partnership in which the Company's former chairman of the board has a 50% ownership interest. A Special Committee of the Company's Board of Directors reviewed the lease to ensure that the terms and conditions were commercially reasonable and fair to the Company prior to approval of the plan in February 1994. Minimum monthly lease payments for this space range from $44,000 to $60,000 over the ten-year term of the lease, which began on May 1, 1994. The Company also pays a pro-rata share of maintenance costs. Total rent and maintenance payments under this lease were approximately $0.8 million, $0.6 million, and $0.2 million during 1996, 1995, and 1994, respectively.

      During 1994 and early 1995, the Company initiated efforts to obtain new telecommunications software programs from a software development company. The Company's former chairman of the board and chief executive officer was a controlling shareholder of the software development company during such period. In May 1995, anticipating material agreements with the software development company, all of the common shares owned by the Company's former chairman of the board were placed in escrow under the direction of a Special Committee of the Company's Board of Directors. The Special Committee, its outside consultants, and the Company's management then proceeded to review and evaluate the software technology and the terms and conditions of the proposed transactions.

      In 1996, the Special Committee approved a software license agreement between the Company and a newly formed company (the purchaser of the software development company's intellectual property and other assets and an affiliate of such company). Immediately prior to entering into the agreement, the shares of the software development company held in escrow were returned to such company and the related party nature of the Company's relationship with the software development company was thereby extinguished. Total amounts accrued at December 31, 1996, 1995, and 1994 relating to this vendor were $0, $44,000, and $0, respectively. For an aggregate consideration of $1.8 million, paid in 1996, the Company received a perpetual right to use the telecommunications software programs. Approximately $0.2 million was paid to the vendor in 1996 and was expensed prior to entering into the agreement. During 1995, the Company paid the software development company $1.2 million, of which $772,000, relating to the purchase of certain hardware and acquisition of certain software licenses, was capitalized and recorded on the balance sheet as a component of property, plant, and equipment and $500,000 relating to software development was expensed. During 1994, the Company paid the software development company $132,000, all of which related to software development, which was expensed.

      The Company has notes receivable from two officers which total $370,000. These notes bear interest at a rate of 6.625% and are to be repaid in full on demand, no later than March 31, 1997.